As filed with the Securities and Exchange Commission on May 13, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

______________

SMARTPROS LTD.

(Exact name of Registrant as specified in its charter)

Delaware	8299	13-4100476
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

12 Skyline Drive
Hawthorne, New York 10532
(914) 345-2620
(914) 345-2603 Facsimile

(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

_________________________________________

Allen S. Greene
Chief Executive Officer
SmartPros Ltd.
12 Skyline Drive
Hawthorne, New York 10532
(914) 345-2620
(914) 345-2603 Facsimile

(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________________

Please send copies of all communications to:

Joel J. Goldschmidt, Esq.	Mark A. von Bergen, Esq.
Morse, Zelnick, Rose & Lander LLP	David C. Wang, Esq.
405 Park Avenue	Holland & Knight LLP
Suite 1401	2300 U.S. Bancorp Tower
New York, NY 10022	111 S.W. Fifth Avenue
(212) 838-8269	Portland, OR 97204
(212) 838-9190 Facsimile	(503) 243-2300
(503) 241-8014 Facsimile

___________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.  [X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   [   ]

_________________________________________

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount	Offering	Aggregate
Title of Each Class of	to be	Price Per	Offering	Amount of
Securities to be Registered	Registered (1)	Unit/Share (2)	Price (2)	Registration Fee

Units, consisting of two shares of
common stock, $.001 par value, and
one warrant to purchase one share of
common stock	1,035,000	$ 10.50	$10,867,500	$1,376.91

Common stock included in the units	2,070,000	—	—	—

Warrants to purchase common stock
included in the units	1,035,000	—	—	—

Common stock underlying the warrants
included in the units (3)	1,035,000	$ 7.875	$ 8,150,625	$1,032.68

Representative’s warrants	90,000	—	—	(4)

Units issuable upon exercise of the
representative’s warrants	90,000	$ 12.60	$ 1,134,000	$ 143.68

Common shares included in the units
underlying the representative’s warrants (3)	180,000	—	—	—

Warrants to purchase common stock
included in units issuable upon exercise
of the representative’s warrants	90,000	—	—	—

Common stock underlying the warrants to purchase common stock included in units issuable upon exercise of the representative’s warrants (3)	90,000	$ 7.875	$ 708,750	$ 89.80

Total	5,715,000	—	$20,860,875	$2,643.07

(1)	Includes 135,000 units issuable upon exercise of underwriters’ over-allotment option.
(2)	Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(g) under the Securities Act.
(3)	Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the antidilution provisions of the warrants.
(4)	No registration fee required pursuant to Rule 457 of the Securities Act.

_______________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated May 13, 2004

900,000 Units

each consisting of two shares and one warrant

______________

This is our initial public offering. We are offering 900,000 units, each unit consisting of two shares of common stock and one warrant. Each warrant will entitle its holder to purchase one share of common stock at an exercise price equal to 75% of the initial unit offering price. The warrants are exercisable at any time after they become separately tradable until their expiration date, five years after the date of this prospectus. We may redeem some or all of the public warrants at a price of $0.25 per warrant, at any time beginning six months after this offering, by giving not less than 30 days’ notice to the warrant holders, which we may do at any time after the closing price for our common stock on the principal exchange on which the stock trades, for any five consecutive trading days, has equaled or exceeded 100% of the initial unit offering price. We anticipate that the initial public offering price of the units will be in the range of $9.50 - $10.50 per unit.

Initially, only the units will trade. The common stock and the warrants will begin trading separately on the tenth business day following the date on which the representative notifies us and the American Stock Exchange that trading in those securities will commence. Separate trading for the common stock and the warrants may not begin any earlier than the 31st day following the effective date of this offering and may not begin later than the 45th day after the effective date of this offering. Once separate trading in the common stock and warrants begins, trading in the units will cease and the units will be delisted.

We are applying to the American Stock Exchange to list the units, common stock and warrants under the symbols “PRO.u,” “PRO” and “PRO.ws,” respectively.

Investing in these units involves significant risks. See “Risk Factors” beginning on page 6.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

_______________________

		Per Unit	Total

Public offering price	$		$
Underwriting discount	$		$
Proceeds to us, before expenses	$		$

We have also agreed to pay Paulson Investment Company, Inc., the representative of the underwriters of this offering, a non-accountable expense allowance equal to 3% of the total public offering price of the 900,000 units offered by this prospectus and to issue to it a warrant covering 90,000 units, identical to the units offered by this prospectus, having an exercise price per unit equal to 120% of the initial unit public offering price.

We have also granted Paulson a 45-day option to purchase up to an additional 135,000 units to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.

The date of this Prospectus is _________, 2004

_____________________________

We own the following registered and unregistered trademarks: SmartPros®, SmartPros® Professional Education Center (PEC)™, PEC™, Financial Management Network™, SmartPros® Advantage (SPA)™, AICPA Practice Report (APR)™, AICPA Practice Pro™, The CPA Report Government & Not-for-Profit (CPAR Gov/NFP)™, The CPA Report and Design™, CPAR™, AICPA Financial Pro™, Integrity Alignment Process™, Integrity Training Center™, Working Values® and KeepSmart™. We have also used trademarks, tradenames and service marks owned by others in this prospectus.

_________________________________

Unless specified to the contrary or the context indicates otherwise, the use of the pronouns “we,” “us,” “our,” and the like shall be deemed to refer to SmartPros Ltd., its predecessors, its subsidiaries and their respective predecessors.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. Unless indicated to the contrary, all information in this prospectus has been retroactively adjusted to reflect the conversion of all of the outstanding shares of our Series A Convertible Preferred Stock into shares of common stock and a reverse stock split effective on _________, 2004 in which each outstanding share of our common stock was converted into 0.5169925 shares of common stock.

SmartPros

We provide learning solutions for accounting/finance and engineering professionals, as well as ethics and compliance training for the general corporate community. We offer “off-the-shelf” courses and custom designed programs with delivery methods suited to the specific needs of our clients. Our customers include approximately half of the Fortune 500 companies and a large number of midsize and small companies.

Our learning solutions for professionals are designed to meet the initial and ongoing licensing and continuing professional education requirements imposed by state licensing agencies and professional standards organizations. Most of the courses in our accounting/finance library are designed to meet these standards and adhere to the requirements of all state boards of accountancy as well as those of the American Institute of Certified Public Accountants, Financial Executives International, Institute of Management Accountants, Institute of Internal Auditors, the Association of Finance Professionals and the Association of Government Accountants. In the engineering area, the American Society of Civil Engineers, the American Society of Mechanical Engineers or the National Society of Professional Engineers has certified most of the courses we offer. Our corporate ethics and compliance training programs are designed to align corporate behavior with applicable laws and regulations, as well as generally accepted codes of conduct. So, for example, our programs may deal with issues prompted by the Sarbanes-Oxley Act of 2002 and the U.S. Federal Sentencing Guidelines, as well laws addressing workplace misconduct such as harassment.

Our products are available in one or more of the following formats: print, videotapes and digital. Digital format can be delivered on CD-ROM, DVD or online. We believe that our learning solutions effectively address the needs of professionals and companies seeking comprehensive learning resources for themselves and their employees. Our solutions are flexible, cost-efficient and easy to use. They alleviate many of the inefficiencies associated with traditional classroom training, such as travel costs, scheduling difficulties and opportunity costs. In addition, we also offer our clients a learning content management system, which allows the professionals and their employers to track usage and performance.

Although we have recorded net losses in each of the last four fiscal years and have cumulative losses in excess of $10 million, over the last three years our financial condition has improved markedly. We have reduced our operating costs and our debt load and substantially reduced our stockholders’ deficit. Most importantly, we were EBITDA positive in both 2002 and 2003.

Our objective is to become a leading provider of continuing professional education and corporate training solutions in the United States. Our growth strategy contemplates acquiring other companies that provide learning solutions or their assets, which would enable us to expand our presence in the markets we currently serve or enter into new markets. There are a number of factors that make our acquisition strategy viable. We believe that many of the companies currently providing learning solutions are small and under-capitalized. Also, our senior management team includes experienced mergers and acquisition executives who have demonstrated an ability to identify and acquire companies that have enhanced our product offerings and provided us with a platform for future growth. At the present time, we have no agreements or commitments for any acquisitions. We cannot assure you that we will successfully complete any acquisitions.

Corporate Information

Our principal executive office is located at 12 Skyline Drive, Hawthorne, New York 10532 and our telephone number is (914) 345-2620. Our primary web address is www.smartpros.com. Our subsidiary Working Values has its own website at www.workingvalues.com. Our educational content is delivered through our proprietary learning content management system at education.smartpros.com. None of the information on our websites is part of this prospectus.

The Offering

Securities offered	900,000 units, each unit consisting of two shares of common stock and one redeemable common stock purchase warrant. Initially, only the units will trade. The common stock and the warrants included in the units will not trade separately until the tenth business day following the date on which the representative notifies us and the American Stock Exchange that they will begin trading separately. Separate trading in the common stock and the warrants may not commence any earlier than the 31st day following the effective date of this offering or later than the 45th day following the effective date of this offering. Once separate trading in the common stock and warrants commences, the units will cease trading and will be delisted. When we receive notice from the representative, we will issue a press release announcing the date on which the common stock and warrants will begin separate trading.

Shares of common stock to be outstanding after
this offering	5,050,000

Warrants:

Number to be outstanding after this offering	925,000

Exercise terms	Each warrant entitles its holder to purchase one share of common stock at an exercise price equal to 75% of the initial unit offering price. The warrants are exercisable at any time after they become separately tradable.

Expiration date	__________, 2009

Redemption	We may redeem some or all of the warrants, at any time beginning six months after the effective date of this offering, at a price of $0.25 per warrant, on 30 days notice to the holders. However, we may only redeem the warrants if the closing price for our common stock, as reported on the principal exchange on which our common stock trades, for any five consecutive trading days has equaled or exceeded 100% of the initial unit offering price.

Proposed AMEX symbols	Units	PRO.u
	Common stock	PRO
	Warrants	PRO.ws

Risk factors	Please refer to “Risk Factors” for a description of the risk factors you should consider.

Shares and warrants outstanding after this offering takes into account the 25,000 units that we will issue to our attorneys on the date of this offering for legal services rendered in connection with this offering.

Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

•	the warrants;
•	the over-allotment option to purchase up to 135,000 units;
•	warrants to purchase 90,000 units granted to the representative in connection with this offering;
•	warrants and options outstanding immediately before this offering covering 378,220 shares of common stock.

Summary Financial Information

Years Ended December 31,

	2002	2003

(in thousands, except share and per share data)

Statement of operations data:
Net revenues	$ 7,849	$ 8,580
Gross profit	$ 4,205	$ 5,096
Operating expenses	$ 4,907	$ 5,339
Operating (loss)	$ (702)	$ (243)
Net (loss)	$ (797)	$ (315)
Basic and diluted (loss) per common share	$ (0.25)	$ (0.10)
Basic and diluted weighted average common shares outstanding	3,156,929	3,223,700

Other data:
Net (loss)	$ (797)	$ (315)
Interest expense, net	$ 95	$ 72
Depreciation and amortization	$ 717	$ 676

Earnings before interest, taxes and depreciation	$ 15	$ 433

The table below sets forth a summary of our balance sheet data as of December 31, 2003 on an actual basis and as adjusted for this offering taking into account the receipt of approximately $7.4 million of estimated net proceeds from this offering and the use of those proceeds to repay outstanding indebtedness.

	December 31, 2003
	(in thousands)

Balance sheet data:	Actual	As adjusted

		(unaudited)
Current assets	$ 1,338	$ 7,995
Working capital (deficit)	$(3,578)	$ 3,421
Total assets	$ 5,182	$11,839
Total liabilities	$ 5,555	$ 4,812
Stockholders’ equity (deficit)	$ (373)	$ 7,027

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any units.

Risks Related to Our Business

We have not recorded an operating profit since 1999. Continuing losses may exhaust our capital resources and force us to discontinue operations.

Our last recorded operating profit was for the 1999 fiscal year. From 2000 through 2003, we incurred cumulative losses of $10.2 million. We cannot assure you that we will achieve profitability in 2004 or thereafter.

We have a significant working capital deficit, which has made it more difficult for us to obtain the capital we need to grow our business. This has adversely impacted our ability to increase our revenues.

At December 31, 2003, we had a working capital deficit of $3.6 million. As a result, if all of our current liabilities were to become due at the same time, we would not be able to pay them in full. Also, traditional lending sources tend to consider us a higher credit risk, which limits the amount of credit they are willing to make available to us and increases the cost of that credit. This has adversely impacted our ability to create or acquire new content.

The industry in which we operate is highly competitive and has relatively low barriers to entry. Increased competition could result in margin erosion, which would make profitability even more difficult to achieve and sustain.

The market for continuing professional education and corporate training solutions is extremely competitive and the barriers to entry are relatively low. Increased competition could result in reduced operating margins, as well as a loss of market share and brand recognition. Our competitors include public companies, such as SkillSoft plc and Saba Software, Inc. and privately held companies, such as CPA2Biz, Inc. and Bisk Education, Inc. in the accounting area, and Red Vector.com Inc. and NetGen Learning Systems in the engineering market and Integrity-Interactive Corporation, LRN, The Legal Knowledge Company and Corpedia in the general corporate compliance and ethics training market. We also compete with universities (traditional and online) and professional and not-for-profit organizations and associations. Potential competitors include traditional education and publishing companies as well as e-commerce providers. Many of our existing and potential competitors have greater financial resources, larger market share, broader and more varied libraries, technology and delivery systems that are more flexible or cost-effective, stronger alliances and/or lower cost structures than we do, which may enable them to establish a stronger competitive position than we have, in part through greater marketing opportunities. If we fail to address competitive developments quickly and effectively, we will not be able to grow.

If we fail to keep up with changes affecting the markets that we serve, we will become less competitive, adversely affecting our financial performance.

In order to remain competitive and serve our customers effectively, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and procedures and customer preferences. We need to continuously develop new course material that addresses new developments, laws, regulations, rules, standards, guidelines, releases and other pronouncements that are periodically issued by legislatures, government agencies, courts, professional associations and other regulatory bodies. In some cases these changes may be significant and the cost to comply with these changes may be substantial. For example, the National Registry of CPE Sponsors, known as NASBA, which sets the standards that have been adopted by 36 states, the District of Columbia and Puerto Rico and whose standards have been copied by most of the other states and U.S. Territories, imposed the requirement that, to qualify for continuing professional education credit, beginning in 2003 all new courses designed for self-study must be interactive and beginning in 2004 all courses designed for self-study had to be interactive. Had we not complied with this new requirement, our courses would have been far less attractive to practitioners in the field and our business would have declined appreciably. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. Also, the cost of adapting our products and services may have a material and adverse effect on our operating results.

Our future success depends on retaining our existing key employees and hiring and assimilating new key employees. The loss of key employees or the inability to attract new key employees could limit our ability to execute our growth strategy, resulting in lost sales and a slower rate of growth.

Our success depends in part on our ability to retain our key employees including our chief executive officer, Allen S. Greene, and our chief financial officer, Jack Fingerhut. Mr. Greene, who joined us in 2001, is an experienced senior corporate executive who has been instrumental in cutting costs, raising capital and identifying and consummating two acquisitions that have helped us refocus on our competencies. Mr. Fingerhut was a founder of the company and, in addition to his responsibilities as our chief financial officer, is actively involved in sales and marketing and in writing and producing some of our programs. He also has extensive contacts within and knowledge of the accounting profession. Although we have employment agreements with both of these executives, each executive can terminate his agreement at any time. Also, we do not carry, nor do we anticipate obtaining, “key man” insurance on either Mr. Greene or Mr. Fingerhut. It would be difficult for us to replace either one of these individuals. In addition, as we grow we may need to hire additional key personnel. We may not be able to identify and attract high quality employees or successfully assimilate new employees into our existing management structure.

Our sales cycle can be long and unpredictable, delaying our growth.

Our sales cycle is unpredictable and can last as long as 24 months. Most of our revenue is derived from corporate customers. Identifying the decision maker in these enterprises is often time consuming. Also, sales of online products, which we believe are essential to our future growth and success, take longer than sales of video or CD-ROM products. Other variables also complicate the purchasing process, including the timing of disbursement of funds and the person-to-person sales contact process. Sales may take much longer than anticipated, may fall outside the approved budget cycle and, therefore, may not occur due to the loss of funding. This unpredictability has, in the past, caused and may, in the future, cause our net revenue and financial results to vary significantly from quarter to quarter.

Our growth strategy assumes that we will make targeted strategic acquisitions. Acquisitions may disrupt our business, dilute shareholder value or distract management’s attention from operations.

Unless we develop or acquire new content that we can market to our existing and new clients, our rate of revenue growth will continue to be slow and achieving profitability will be slow and difficult. We believe that the quickest and most efficient way for us to acquire new content is through targeted strategic acquisitions. If we fail to execute on this strategy, our revenues may not increase and our ability to achieve significant profitability will be delayed. Until now, our ability to acquire complimentary businesses has been hampered by our limited capital resources and the lack of a public market for our stock.

An acquisition strategy is inherently risky. Some of the risks we may face in connection with acquisitions include:

•	identifying appropriate targets in an efficient and timely fashion;
•	negotiating terms that we believe are reasonable;
•	failing to accurately assess the true cost of entering new markets or marketing new products;
•	integrating the operations, technologies, products, personnel and customers of the acquired enterprise;
•	maintaining our focus on our existing business;
•	losing key employees; and
•	reducing earnings because of disproportionately large depreciation and amortization deductions relating to the acquired assets.

We may not be able to identify any appropriate targets or acquire them on reasonable terms. Even if we make strategic acquisitions, we may not be able to integrate these businesses into our existing operations in a cost-effective and efficient manner.

Even after this offering is completed, we may need additional capital for expansion purposes. The availability of capital and the terms on which it will be available are uncertain.

We may need to raise additional funds to take advantage of expansion or acquisition opportunities in the future. Other than this offering, we have no arrangements or commitments for additional financings. If we cannot expand or make acquisitions that we believe are necessary to maintain our competitive position, we may not be able to maintain a reasonable growth rate. If we raise additional capital by selling equity or equity-linked securities, these securities would dilute the ownership percentage of our existing stockholders. Also, these securities could also have rights, preferences or privileges senior to those of our common stock. Similarly, if we raise additional capital by issuing debt securities, those securities may contain covenants that restrict us in terms of how we operate our business, which could also affect the value of our common stock. We may not be able to raise capital on reasonable terms or at all.

Our strategic relationships are usually short-term, nonexclusive arrangements and our strategic partners may provide the same or similar services to our competitors, diluting any competitive advantage we get from these relationships.

We rely on our strategic partners to provide us with access to content as well as to sell our content. Our strategic partners may and some have entered into identical or similar relationships with our competitors, which could diminish the value of our products. Our strategic partners could terminate their relationship with us at any time. While we do not depend on any single strategic relationship for a significant amount of revenue or to develop content, the net aggregate effect of all of these relationships is important to our business. If a number of these organizations were to terminate their relationship with us at the same time, our ability to develop new content on a timely basis and our ability to distribute content would be impaired. We may not be able to maintain our existing relationships or enter into new strategic relationships.

We may be unable to protect our intellectual property adequately or cost effectively, which may cause us to lose market share or reduce our prices.

Our success depends in part on our brand identity and our ability to protect and preserve our proprietary rights. We cannot assure you that we will be able to prevent third parties from using our intellectual property rights and technology without our authorization. We do not own any patents on our technology. Rather, to protect our intellectual property, we rely on trade secrets, common law trademark rights, trademark registrations, copyright notices, copyright registrations, as well as confidentiality and work for hire, development, assignment and license agreements with our employees, consultants, third party developers, licensees and customers. However, these measures afford only limited protection and may be flawed or inadequate. Also, enforcing our intellectual property rights could be costly and time-consuming and could distract management’s attention from operating business matters.

Our intellectual property may infringe on the rights of others, resulting in costly litigation.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In particular, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may allege that we infringe on their intellectual property rights. Litigation, particularly in the area of intellectual property rights, is costly and the outcome is inherently uncertain. In the event of an adverse result, we could be liable for substantial damages and we may be forced to discontinue our use of the subject matter in question or obtain a license to use those rights or develop non-infringing alternatives. Any of these results would increase our cash expenditures, adversely affecting our financial condition.

We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our growth strategy will require effective planning. Significant rapid growth could strain our internal resources, leading to a lower quality of customer service, reporting problems and delays in meeting important deadlines resulting in loss of market share and other problems that could adversely affect our financial performance. Our efforts to grow have placed, and we expect will continue to place, a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

Risks Related to this Offering

We are controlled by a limited number of stockholders.

Immediately after this offering, our executive officers will, in the aggregate, own 24.2% of the issued and outstanding shares of our common stock, or 23.1% if the over-allotment option is exercised in full. As a result, these stockholders will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

Being a public company will increase our administrative costs, which could result in lower net income, and make it more difficult for us to attract and retain key personnel.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the American Stock Exchange revised its requirements for listed companies. We expect that these new rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming. For example, in connection with becoming a public company, we will create several board committees, implement additional internal controls and disclose controls and procedures, retain a transfer agent, a bank note company, and a financial printer, adopt an insider trading policy and incur costs relating to preparing and distributing periodic public reports in compliance with our obligations under the securities laws. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Our common stock has no prior market. If an active market does not develop, you may be unable to sell your shares.

Before this offering, there has been no public market for our common stock and we cannot assure you that a regular trading market will develop after the offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price of the common stock will be determined through negotiations between the underwriters and us. Numerous factors, many of which are beyond our control, may cause the market price of the common stock to fluctuate significantly. These factors include announcements of technological innovations, customer orders of new products, our earnings releases, market conditions in the industry and the general state of the securities markets. In addition, quarterly fluctuations of our results of operations may also affect the market price of the common stock.

We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the warrants.

In order for you to be able to exercise the warrants, the underlying shares must be covered by an effective registration statement and qualify for an exemption under the securities laws of the state in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the offer and sale of the warrants included in the units and the common stock underlying those warrants, or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

The warrants may be redeemed on short notice. This may have an adverse impact on their price.

We may redeem the warrants for $0.25 per warrant on 30 days notice at any time after the closing price for our stock, as reported on its principal trading market, has, for any five consecutive trading days, equaled or exceeded 100% of the initial unit offering price. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption from registration or qualification does not exist.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock and unit warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, in addition to the 5,050,000 shares of common stock actually issued and outstanding, there will be another 2,492,403 shares of common stock reserved for future issuance as follows:

•	925,000 shares underlying the warrants, including the warrants underlying the units we will issue to our attorneys in connection with this offering;
•	405,000 shares underlying the over-allotment option, including the shares underlying the warrants included in the units underlying that option;
•	270,000 shares underlying the representative’s warrants, including the shares underlying the unit warrants includable in the representative’s warrants;
•	882,319 shares reserved for issuance under our 1999 stock option plan; and
•	10,084 shares issuable upon exercise of warrants outstanding on the date of this prospectus.

The common stock included in the units as well as the common stock underlying the warrants, other than those shares held by “affiliates,” as defined by the rules and regulations promulgated under the Securities Act of 1933, will be freely tradable without restriction. Before this offering, we had 3,200,000 shares of common stock outstanding, all of which are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933. Of these shares, 1,045,082 are held by “affiliates,” and can only be sold in compliance with the timing and volume limitations of Rule 144 promulgated under the Securities Act of 1933. The other 2,154,918 restricted shares may be sold without limitation under Rule 144(k). Stockholders owning ____ shares of our common stock, including our executive officers and directors, have agreed not to sell any shares of stock for a period of one year after this offering without the consent of the representative of the underwriters. The representative may waive that restriction in its sole discretion.

The existence of outstanding options and warrants may impair our ability to obtain additional equity financing.

The existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing. The holders of these options and warrants have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities.

Management has broad discretion over the use of proceeds from this offering. We may use the proceeds of this offering in ways that do not improve our operating results or the market value of our securities.

While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We have significant flexibility as to the timing and the use of the proceeds. You will rely on our judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Also, we may not be successful in investing the net proceeds from this offering in our operations or external investments to yield a favorable return.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

•	Without prior stockholder approval, the board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.
•	There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.
•	Stockholders cannot call a special meeting of stockholders.
•	Our bylaws establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.
•	Our board of directors is divided into three classes, which makes it significantly more difficult for someone to gain control in a contested proxy fight.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

The principal purpose of this offering is to raise capital to allow us to acquire and develop new content and to respond quickly to new competitive and business developments. Assuming a public offering price of $10.00 per unit and after deducting the estimated underwriting discount of $810,000, a non-accountable expense allowance of $270,000 and estimated offering expenses of $520,000, we estimate that the net proceeds to us from this offering will be approximately $7.4 million, or $8.6 million if the representative exercises the over-allotment option in full. We expect to use the net proceeds as follows:

	Approximate	Approximate
Use of Proceeds	Amount	Percentage

Repayment of debt	$ 623,000	8.4%
Development of new content	500,000	6.8
Capital expenditures	100,000	1.3
Working capital	6,177,000	83.5

Total	$7,400,000	100.0%

Repayment of debt. This amount includes the outstanding principal balance of all short-term and long-term indebtedness evidenced by notes, debentures and other debt instruments as of April 30, 2004. Included in this amount is a note for $52,000 that we are obligated to repay out of the proceeds of this offering. It does not include the repayment of any capital lease obligations.

Development of new content. This is the amount we anticipate spending to internally develop new content, primarily for our engineering and Working Values libraries.

Capital expenditures. This amount consists primarily of property, plant and equipment, such as computer and communications equipment, needed to support an increase in business activity. It also includes the cost of upgrading our accounting software should we determine that an upgrading is necessary. It may also includes the capitalized portion of the costs to further upgrade, enhance and improve the functionality of our proprietary learning content management system that are properly capitalizable under applicable accounting principles.

Working capital. The majority of the net proceeds of this offering may be used to acquire new content and complementary businesses. Currently, we have no agreements or commitments to make any acquisitions. We may also use a portion of the proceeds allocated to working capital for general corporate purposes, overhead and to reduce our accounts payable and accrued expenses. We may also use a portion of these proceeds to hire additional sales and marketing personnel if we deem that to be necessary. If the representative exercises the over-allotment option, the additional net proceeds, approximately $1.2 million, will be added to working capital.

The above information represents our best estimate of our capital requirements based upon the current status of our business. We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs, changes in demand for our products, the cost to develop or acquire new programs for our libraries, our marketing efforts, competitive developments, new strategic opportunities, general economic conditions and other factors that we cannot anticipate at this time.

Pending their use, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities, or, if necessary to avoid being designated an Investment Company under the Investment Company Act of 1940, United States government securities.

We expect that the net proceeds from this offering, when combined with cash flow from operations, will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be available. In the event of a capital inadequacy, we would be required to limit our growth and the expenditures described above.

DIVIDEND POLICY

We have not declared or paid any dividends in the last two years, and we do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 on an actual basis (after giving retroactive effect to the reverse stock split and the conversion of the Series A Convertible Preferred Stock that will be implemented before the date of this offering) and as adjusted for this offering, taking into account the receipt of $7.4 million of estimated net proceeds from this offering and the 25,000 units that we will issue to our attorneys upon the completion of this offering and the application of those proceeds to repay debt.

	December 31, 2003

	Actual	As adjusted

	(in thousands)
Debt:
Notes and other indebtedness	$743	$ 0
Capital lease obligations	167	167

Total debt	$910	$167

Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 1,000,000
shares authorized, no shares issued and outstanding	$—	$—
Common stock, $0.0001 par value,
30,000,000 shares authorized;
3,258,006 shares issued and
3,200,000 shares outstanding actual; and
5,108,006 shares issued and
5,050,000 shares outstanding as adjusted	1	1
Common stock in treasury, at cost-58,007 shares	(220)	(220)
Additional paid-in capital	10,213	17,613
Accumulated (deficit)	(10,167)	(10,167)

	$(173)	$7,227

Note receivable from stockholder	(200)	(200)

Total stockholders’ equity (deficit)	$ (373)	$ 7,027

Total capitalization	$ 537	$ 7,194

DILUTION

If you purchase units in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as adjusted net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the shares of common stock included in the unit and none to the warrant.

At December 31, 2003, we had a negative net tangible book value of approximately $3.1 million, or approximately $0.97 per share. After giving effect to the sale of the units in this offering at the assumed initial public offering price of $10.00 per unit and taking into account the 25,000 units we will issue to our attorneys upon completion of this offering, our net tangible book value of December 31, 2003 would have been approximately $4.3 million, or $0.85 per share. This represents an immediate increase of $1.82 per share to existing stockholders and immediate dilution of $4.15 per share to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$5.00
Pro forma net tangible book value per share at December 31, 2003	$(0.97)
Increase in pro forma net tangible book value per share attributable to new investors	1.82

Net tangible book value per share after the offering		0.85

Dilution per share to new investors		$4.15

The following table summarizes as of December 31, 2003 the differences between the existing stockholders and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	3,200,000	64.0%	$10,213,000	53.2%	$3.19
New investors	1,800,000	36.0%	9,000,000	46.8%	$5.00

Total	5,000,000	100.0%	$19,214,000	100.0%

The table set forth above does not take into account the shares of common stock underlying the units that we will issue to our attorneys in connection with this offering, which will be accounted for as a cost of this offering.

If the representative exercises the over-allotment option in full, the new investors will purchase 2,070,000 shares of common stock. In that event, the gross proceeds from this offering will be $10,350,000, representing approximately 50.3% of the total consideration for 39.3% of the total number of shares of common stock outstanding, and the dilution to new investors would be $3.97 per share.

To the extent any options or warrants outstanding on the date of this prospectus that have an exercise price of less than $5.00 per share are exercised, you will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for each of the years in the two-year period ended December 31, 2003 and the balance sheet data at December 31, 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of operations data:

	Years Ended December 31,

	2002	2003

	(in thousands, except share and per share data)
Net revenues	$ 7,849	$ 8,580
Cost of revenues	3,644	3,484

Gross profit	4,205	5,096

Selling, general and administrative	4,190	4,663
Depreciation and amortization	717	676

Total operating expenses	4,907	5,338

Operating (loss)	(702)	(243)
Other income (expense), net	(95)	(72)

Net (loss)	$ (797)	$ (315)

Basic and diluted (loss) per common share	$ (0.25)	$ (0.10)

Basic and diluted weighted average common shares outstanding	3,156,929	3,223,700

Balance sheet data:
	December 31,
	2003
	(in thousands)

Current assets	$ 1,338
Working capital (deficit)	$(3,578)
Total assets	$ 5,182
Total liabilities	$ 5,555
Stockholders’ equity (deficit)	$ (373)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

We provide learning solutions for accounting/finance and engineering professionals and governance and ethics training for the general corporate community. Accounting/finance continuing professional education was our original market. This market covers corporate accountants and financial managers as well as accountants in public practice. Initially, our accounting/finance programs were delivered on videotape. In 1998, we recognized that, to remain competitive, we would have to make our products available in digital format for distribution over the Internet and corporate intranets. Towards that end, we hired information technology professionals to build a new media department that, among other things, would convert our programs to digital format for online delivery and who would oversee the development of a learning content management system.

To take advantage of financing opportunities that were then available to technology companies, we were advised to pursue an acquisition strategy that focused on building revenues and diversifying into new markets. Based on assurances we received from a specific financing source, we identified several viable acquisition targets, including Virtual Education Corporation, or VEC, a provider of license preparation and continuing professional development programs for engineers. However, the dynamics of the capital markets changed and our financing source was unable to raise any funds. At that point, we had already consummated our acquisition of VEC.

The acquisition of VEC put a tremendous strain on our internal capital resources. Although the accounting business continued to grow and generate operating profits, overall we began losing money. In the four-year period beginning in 2000 and ending in 2003, we generated over $10 million of losses. In 2001, we hired a new chief executive officer, Allen S. Greene, who had been the chief operating officer of a publicly traded specialty finance company. Over the next three years, Mr. Greene successfully refocused the company on its core competencies, cut overhead, substantially reduced debt and raised additional equity capital. By the end of 2003, we had narrowed our annual losses to $315,000, were EBITDA positive for the second consecutive year and had significantly reduced the stockholders’ equity deficit.

Since 2001, we have successfully completed two key acquisitions. These acquisitions enabled us to realize the benefit of over $30 million of invested capital for approximately $1.1 million in cash, stock (based on the value at the time of the acquisition) and assumption of liabilities. First, in May 2001, we acquired substantially all of the assets of Pro2Net. In so doing, we acquired a library of “how to” programs and a functional learning content management system that we could market with our programs. As a result, we terminated a contract with a third party to develop a learning content management system, saving us approximately $2 million in development costs. Our ability to provide the value-added services represented by the learning management system is, we believe, key to our recent revenue growth and future success.

Second, in April 2003, we acquired a library of custom-designed integrity-based courses and other assets from Working Values Group Ltd., a company that specialized in building custom-designed learning solutions for the general corporate community using traditional and alternative instructional techniques. As part of the transaction, we also hired the development team from Working Values Group. With the increased focus on corporate governance and ethics and the passage of the Sarbanes-Oxley Act of 2002 along with new rules and regulations adopted by the national stock exchanges and markets, we believe that there is a significant growth opportunity in supplying training that addresses corporate culture as a significant risk factor.

Currently, our products are available in multiple formats, including downloadable print, videotape and digital. Digital formats are used to deliver our products over the Internet, which has become our fastest growing delivery channel, and on CD-ROM and DVD. Online delivery capability has attracted new and existing subscribers. This has had a positive effect on our revenue as well as our gross margins since online sales eliminate the cost for materials, i.e., videotapes, boxes and shipping.

Most of our revenue is in the form of subscription fees for one of our monthly accounting update programs. Other sources of revenue include direct sales of programs on a non-subscription basis, fees for various services, including web design, software development, tape duplication, video production, video conversion, course design and development, ongoing maintenance of a SmartPros Professional Education Center, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing and amortized into revenue on a monthly basis. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided. Contracts for development and production services typically provide for a significant upfront payment and a series of payments based on deliverables specifically identified in the contract.

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, i.e., accounting/finance, engineering, Working Values and video production and e-commerce, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Some of the most significant trends affecting our business are the following:

•	The increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive.
•	The plethora of new laws and regulations affecting the conduct of business and the relationship between a corporation and its employees.
•	The increased competition in today’s economy for skilled employees and the recognition that effective training can be used to recruit and train employees.
•	The development and acceptance of the Internet as a delivery channel for the types of products and services we offer.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues

Revenues in the form of fees for services are generally recognized on the basis of proportional performance. Our projects generally do not take more than a few months to complete. Revenue derived from tape duplication and related services are generally recognized when the tapes are shipped or, if later, when our obligations have been completed in full and realization of the receivable is reasonably assured.

Equipment and leasehold improvements

Fixed, tangible assets are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives, which range from 3 years for course content to 10 years for customer lists. Leasehold improvements are amortized over the lesser of their estimated lives or the life of the lease. Major expenditures for renewals and improvements are capitalized and amortized over their useful lives.

Impairment of long-lived assets

We review long-lived assets and certain intangible assets annually for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.

Stock-based compensation

We have adopted the disclosure only requirements of SFAS No. 123. As a result, no compensation costs are recognized for stock options granted to employees. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security in question.

Results of operations

In general, we saw a substantial improvement in our operating performance in 2003 compared to 2002. Revenues and gross margin both increased and our operating expenses decreased. As a result, loss from operations decreased by more than 65% and our net loss decreased by more than 60%. The following table sets forth, for the periods presented, a comparison of statement of operations data in absolute terms and as a percentage of revenues and indicates. The trends suggested by this table may not be indicative of future operating results. As noted earlier, these percentages can be expected to change substantially as a result of our implementation of different sales models and other factors.

	Years Ended December 31,
	(all dollar amounts are in thousands)

	2002		2003

		As a		As a
		Percentage		Percentage	Increase/
	Amount	of Revenue	Amount	of Revenue	(Decrease)

Net revenues	$7,849	100.0%	$8,580	100.0%	9.3%
Cost of revenues	3,644	46.4	3,484	40.0	(0.4)

Gross profit	4,205	53.6	5,096	60.0	21.2

Selling, general and administrative	4,191	53.4	4,663	54.3	60.4
Depreciation and amortization	717	9.1	676	8.4	(5.7)

Total operating expenses	4,907	62.5	5,338	62.7	8.8

Operating (loss)	(702)	(8.9)	(243)	(2.7)	(65.4)
Other (expense), net	(95)	(1.2)	(72)	(0.8)	(24.2)

Net (loss)	$ (797)	(10.1)	$ (315)	(3.5)	(63.4)

Net revenues

Overall, revenues for 2003 increased 9.3% compared to 2002 revenues. An important factor contributing to our overall revenue growth was online sales. In 2003, online sales accounted for approximately $1.8 million, or 21% of our revenues. In 2002, online sales accounted for $1.1 million, or 14% of revenues.

Sales of our accounting/finance products have been growing in absolute terms and as a percentage of total revenues, offsetting any declines in our other products. In 2003, revenues from our accounting/finance products were $6.2 million compared to $4.9 million in 2003. The increase in accounting/finance revenues reflects the 10% price increase for subscriptions and for direct sales that we imposed in 2003. This increase was on top of a 10% price increase in 2002 for selected products. The fact that we were able to raise our rates with little or no market resistance, we believe also reflects the fact that our customers appreciate the quality of our offerings. Subscription sales of accounting/finance products were approximately $5.5 million and direct sales of course material on a non-subscription basis were approximately $250,000. The balance was $407,000 consisting of custom work and advertising revenues.

Revenues from our engineering products declined from $453,000 in 2002 to $381,000 in 2003. This decline in revenue is attributable to a reduction in sales to federal and state transportation and highway agencies of our Professional Engineering (PE) exam review course. These agencies purchase this course for their staff engineers. However, in 2003 the U.S. Department of Transportation failed to secure approval for a new budget. Since a portion of the budget is allocated to the various state departments of transportation, these agencies eliminated our product from their 2003 budgets, resulting in a decrease in revenues in excess of $62,000. New budgets were approved in early 2004 and, as a result, various federal and state agencies have resumed their purchases of the PE Exam Review course.

In 2003 we did not realize any significant revenue from Working Values during the nine months of operations. During this time Working Values was focused primarily on developing new non-company specific course materials that it can market to the general corporate market. In addition, due to general economic conditions, the market for corporate governance, ethics and compliance training products and services was slow as many corporations were still feeling the effects of the latest recession and were operating in a cash conservation mode. We expect revenues from Working Values to increase in 2004 as the economy strengthens and corporate earnings continue to rise.

Revenues from video production and duplication and consulting and e-commerce declined from $2.5 million 2002 to $1.9 million in 2003. This decline is due to a number of factors, including the fact that revenue is credited to the originating department regardless of the type of service that is performed. For example, a contract to convert videotapes to digital format is credited to the accounting department if that is where the sale originated, even if the technology group performed all the services necessary to fulfill the terms of that contract. Other factors contributing to the decline in this revenue include:

•	the general decline in the videotape industry reflecting the popularity of digital formats such as CD-ROM and DVD;

•	in 2003 we terminated the head of video department, which led to some client defections;
•	the maturity of the web;
•	increased competition for web design services; and
•	a sluggish economy.

Costs of revenues

Cost of revenues includes the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in the production of our programs; royalties paid to third parties; the cost of materials, such as videotape and packaging supplies; and shipping costs. Compared to 2002, cost of sales in 2003 declined in both absolute terms and as a percentage of revenues. These declines reflect our ongoing efforts to improve gross margins and achieve profitability. Specifically, the decrease in cost of sales is due to the following factors:

•	a reduction in the number of employees in production from 27 full-time equivalents in 2002 to 23 full-time equivalents in 2003;
•	we renegotiated many of our royalty agreements, reducing the amount of royalties we paid in 2003; and
•	the increase in online sales, reducing our costs for materials and our shipping costs.

We anticipate further reductions in cost of sales in 2004 as we continue to renegotiate our royalty obligations and as we expect further growth in online sales.

General and administrative expenses

General and administrative expenses include normal corporate overhead such as compensation and benefits for administrative, sales and marketing and finance personnel, rent, insurance, professional fees, travel and entertainment and office expenses. In 2003, general and administrative expenses increased in both absolute terms and as a percentage of revenues when compared to 2002. A portion of this increase was attributable to legal fees expensed in 2003 that related to a lawsuit brought by two former employees in California. A jury rendered judgment in our favor on the plaintiff’s claims. Legal fees and related costs incurred in 2003 in connection with this lawsuit were $150,000. The balance of the increase was attributable to Working Values’ overhead. We anticipate that general and administrative expenses will remain relatively constant in 2004 as a percentage of net sales. In connection with an early termination of our lease in California, we will pay a termination fee of $92,000 in May 2004. We established a reserve for this contingency in 2001 and, as a result, it will not impact our 2004 performance. Also, we expect that our legal and accounting expenses, as well as other costs, will increase once we become a public company. However, the full impact of these additional expenses will not be reflected until 2005.

Depreciation and amortization

Depreciation and amortization expenses were lower in 2003 than in 2002. This decrease was attributable to the fact that some of our assets were fully depreciated in 2002 and we did not record a full year’s depreciation and amortization for any new assets acquired in 2003. In 2004, we expect our depreciation and amortization expenses to increase, as we realize the full effect of the following transactions that took place in 2003:

•	we acquired, by purchase and by lease, $308,000 worth of new equipment;
•	we capitalized $181,000 of personnel and other costs relating to developing products for Working Values; and
•	we acquired $95,000 of tangible and amortizable intangible assets from Working Values Group.

Loss from operations

The reduction is attributable to the fact that revenues increased at a faster rate, 9.3%, than did operating expenses, 4.2%.

Other expenses

Other income and expense items consist of interest paid on indebtedness and interest earned on deposits. The decrease in our net interest expense is due primarily to our continuing efforts to pay down debt and our ability to refinance our bank loan with JPMorgan Chase at a significantly lower rate of interest.

Liquidity and capital resources

Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities and proceeds from short-term bank borrowings.

As of December 31, 2003, we had a working capital deficit of approximately $3.6 million. The largest component of our current liabilities, $3.4 million, is deferred revenue, reflecting revenue collected but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library. Our current ratio at December 31, 2003 was .27 to 1.

For the year ended December 31, 2003, net cash generated by operating activities was approximately $904,000 and overall we had a net cash increase of $184,000. The primary components of our operating cash flows are our net loss adjusted for non-cash expenses, such as depreciation and amortization, the increase in accounts receivable and the corresponding increase in deferred revenues offset by the decrease in accounts payable.

Cash used in investing activities for the year ended December 31, 2003 was approximately $473,000, which included $187,000 in new equipment purchases and $105,000 of acquisition costs relating to the Working Values assets. In addition, we capitalized $181,000 of costs relating to developing new courses for our Working Values library. We do not anticipate any significant capital expenditures over the next 12 months.

In 2003 we made debt principal payments of approximately $335,000 but incurred new debt of $218,000, which includes a $100,000 term loan and $118,000 capital lease facility. At year-end, our total indebtedness for borrowed money, including capital lease financings, was approximately $910,000, which consisted of the following:

•	JPMorgan Chase Bank. This was a line of credit that was restructured in 2003 into a term loan. At the time of the restructuring, the balance due was $410,000. We reduced the principal to $360,000 and paid all accrued but unpaid interest through February 2003. The restated balance of the loan, $360,000, is payable in 36 equal monthly installments of $10,000 plus accrued interest calculated at the rate of prime plus 1.5%. At December 31, 2003 the balance was $260,000 and at April 30, 2004 it was $220,000.

•	Freshstart Venture Capital Corp. In August 2001 we borrowed $500,000 from Freshstart, an affiliate of Medallion Financial Corp., the former employer of our chief executive officer. The loan is repayable in 60 equal monthly installments of $8,333 plus interest computed at the rate of 11.75%. At December 31, 2003 the balance was $267,000 and at April 30, 2004 it was $234,000.

•	Freshstart Venture Capital Corp. In May 2003 we borrowed $100,000 from Freshstart at 9.25%. The funds were used to upgrade our video production facility. The loan is payable in 60 equal monthly installments of $1,667 with interest at the greater of (i) 9.25% or (ii) prime plus 5%. The current rate is 9.25%. At December 31, 2003 the balance was $88,000 and at April 30, 2004, it was $81,000.

•	James Brodie. This liability was assumed in connection with our acquiring Virtual Education Corporation in March 2000. The original amount of the debt was $78,000. The balance due at year-end, $68,000, was reduced to $52,000 by a $16,000 payment in January 2004. The note is fully payable out of the proceeds of a public offering.

•	Bigan Saliani. In October 2003 we agreed to repurchase 30,037 shares of common stock from a former employee. The total purchase price for these shares is $72,000, payable in 12 equal monthly installments beginning November 30, 2003. At December 31, 2003 the balance was $60,000 and at April 30, 2004 it was $36,000.

•	IDB Leasing. In 2003, we leased $118,000 of new computer and video equipment, through IDB Leasing. The leases are being repaid over 48 and 36 months with monthly payments of $2,055 and $996, respectively. The imputed interest rate on these leases is 7.0% and 7.5%, respectively. At December 31, 2003 the balance was $106,000 and at April 30, 2004 it was $94,000.

•	The Company has other outstanding capital leases, the balances of which were $62,000 at December 31, 2003 and $43,000 at April 30, 2004.

The net proceeds from this offering will be used primarily for general corporate and working capital needs. We anticipate that most of the proceeds will be used to develop and/or acquire new content and businesses that our complementary to ours. We believe that the net proceeds of this offering together with cash flow from operations and the proceeds from other financings will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rates and may contain other terms and conditions that our board of directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure you that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Seasonality and Cyclicality

Historically, the fourth quarter has been our strongest in terms of revenue generation. This is due to the fact that most of our subscriptions follow the calendar year and renewals are mailed out 60 days before the end of the year. Also, for internal budgeting reasons, corporate clients tend to defer their decisions to the end of the year.

In general, since most of our business relates to continuing professional education and is non-discretionary, we do not believe that business cycles have a material impact on our financial performance. Adverse business conditions and developments, however, would negatively affect the performance of Working Values and the ability of our video production and consulting departments to generate revenues independently.

Recent Accounting Pronouncements

In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued. The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the provisions of this statement, and do not believe that it will have an impact on our consolidated financial statements.

BUSINESS

We provide learning solutions for accounting/finance and engineering professionals, two large vertical markets with mandatory continuing education requirements. We also provide corporate governance, ethics and compliance training for the general corporate market. Our products are available in multiple formats, including downloadable print, videotape and digital. Digital format is used to deliver our products on CD-ROM, DVD and online. Our solutions provide a flexible, cost-efficient and effective format, improved ease of use and enhanced product/user support and administrative functionality. In addition, they alleviate many of the inefficiencies associated with traditional classroom training, including travel costs, scheduling difficulties and opportunity costs. In the professional markets, our learning solutions are designed to meet the licensing and continuing professional education requirements imposed by various state agencies and professional organizations. In the general corporate market, our training solutions are designed to meet corporate learning objectives regarding issues of integrity and corporate culture.

Industry Background

The accounting and finance market includes certified public accountants, certified management accountants, certified internal auditors and other accounting professionals, as well as corporate accounting, finance and management professionals, most of whom have mandatory continuing education requirements. According to the Bureau of Labor Statistics, in 2002 there were over two million accountants and finance professionals in the United States. Based on the fact that the American Institute of Certified Public Accountants claims it has over 300,000 members representing approximately 60% of all the certified public accountants in the United States, we estimate there are currently more than 500,000 accountants that require continuing professional education credit to maintain their CPA licenses and hundreds of thousands of other financial management professionals that require continuing professional education credit to maintain their certifications.

To maintain their licenses, accounting professionals must satisfy the continuing professional educational requirements mandated by the State Boards of Accountancy of the states in which they practice. Although states may differ in terms of specific course requirements or the cycle of the licensing period, every state as well as the District of Columbia and the U.S. Territories, other than Wisconsin and the Virgin Islands, which do not have any continuing professional education requirement, requires at least 40 hours of continuing professional education credit annually to maintain an accounting license. In addition, in terms of whether a particular course will qualify for CPE credit, 36 states, the District of Columbia and Puerto Rico accept courses offered by the National Registry of CPE Sponsors, also known as NASBA. The remaining states, other than Wisconsin, and U.S. Territories, other than the Virgin Islands, have standards that mirror those of NASBA. In effect, a course offered by a NASBA registered sponsor will qualify for CPE credit in 49 out of 50 states, the District of Columbia and the U.S. Territories other than the Virgin Islands.

According to the Bureau of Labor Statistics, in 2002 there were 1.5 million engineers in the United States, as well as over 600,000 construction managers and engineers. In addition, there are over 475,000 engineering technicians who may need additional specialized training. All 50 states require engineers to take and pass a certification exam to become a licensed professional engineer. The basic entry-level exam, Fundamentals of Engineering, is given twice each year, in April and October. According to the National Council of Examiners for Engineering and Surveying, in 2003 over 42,000 engineers sat for the exam and less than 75% passed. In addition, engineers who pass the Fundamentals of Engineering exam must then take a second exam to be licensed as a professional engineer in a specific area such as civil engineering or mechanical engineering. For example, the Professional Engineering, or PE, exam for civil engineering is the highest level exam for civil engineers. This exam is also given twice a year, in April and October. According to NCEES, in 2003, 16,000 engineers sat for this exam and only 52% passed.

Currently, 26 states require licensed professional engineers to complete a minimum number of professional development hours to maintain their professional licenses. In November 2004, Illinois will become the 27th state to establish minimum professional development requirements. Unlike the accounting and finance market where there is a reasonable amount of uniformity, in the engineering market each of the states requiring professional development hours sets its own standards. The number of hours required by the states varies from 16 per year to 30 every two years. In most instances, the states rely on various professional organizations to certify whether a particular course qualifies for professional development credit.

Over the last few years, legislators, government and market regulators, the investment community and the general public have become more aware of issues involving corporate governance, ethics and compliance. This awareness results in allegations of sexual harassment, accounting fraud and mismanagement, excessive executive compensation, breach of fiduciary duties and insider trading at some of the largest corporations, mutual funds and market specialists as well as the New York Stock Exchange. In some cases, corporate mismanagement and misbehavior have resulted in substantial investor losses and fines, penalties or damages. In response to some of these occurrences, Congress passed the Sarbanes-Oxley Act of 2002, which imposes certain corporate governance standards on publicly traded companies and authorizes the national exchanges and other regulatory bodies to impose their own strict standards. As a result, public companies, mutual funds, market specialists and corporations in general are more accountable to their stockholders and regulatory overseers and the public. We anticipate that corporate spending on compliance and ethics training programs will increase.

Although professional and corporate training has historically been dominated by traditional classroom instruction, advances in communications technology are changing the manner in which corporate training is developed, delivered and tracked. In addition, competition demands that professionals spend more of their time on revenue-generating matters. The increasing demands made on professionals and corporate managers have led and, we believe, will continue to drive the demand for continuing professional education and corporate training solutions that are available in multiple, flexible and cost-effective formats.

Our Business

Our business is designed to satisfy the growing needs of:

•	professionals and their employers to comply with initial and continuing professional education requirements in a flexible cost-effective manner;
•	businesses to provide their employees and managers with training programs addressing corporate governance, ethics and compliance issues; and
•	professionals and businesses to be able to track and monitor their and their employees’ compliance with continuing education requirements and to assess the effectiveness of their educational programs.

To address these needs, we have over 1,200 hours of programs that currently are available in one or more formats including videotape, CD-ROM or online. We also have hundreds of hours of archived programs that are available upon request. In addition, we develop customized courses based on specifications provided to us by our clients. Most of our courses are designed to accommodate both group and self-study.

All of our courses in the accounting and finance professional libraries are designed to meet the standards and adhere to the requirements of all state boards of accountancy as well as those of the American Institute of Certified Public Accountants (AICPA), Institute of Management Accountants (IMA), Institute of Internal Auditors (IIA), the Association of Financial Professionals (AFP) and the Association of Government Accountants (AGA). We are a registered sponsor of continuing professional education with NASBA and in New York and Illinois, the only two states that have not adopted the NASBA standards. NASBA also confers the status of Quality Assurance Service on organizations that offer self-study courses that meet the requisite standards. We have met those standards and received that status. As a result, our designated programs qualify for continuing professional education credit in all fifty states for certified public accountants, certified management accountants, certified internal auditors and certified financial managers.

Our engineering products include courses that are designed to help prepare engineers for the basic entry level licensing exam and the civil engineering professional engineer licensing exam as well as courses that are designed to meet the ongoing professional development requirements mandated by various states. We generally jointly develop with or license these programs from an independent third party. Most of our engineering courses are available both in CD-ROM format and online.

Our Working Values subsidiary develops ethics and compliance training programs for corporations and other organizations. These programs are designed to align workplace behavior with legal standards and prevailing community expectations regarding corporate conduct. We also develop training techniques and strategies focusing on modular development of resources that track specific risk areas identified by the client. Our library of customizable communication and learning tools and templates, in digital and print formats, enables us to develop training and communication solutions and strategies tailored to the unique corporate cultures of the client at competitive price points. The result is an integrated program that more closely reflects the unique culture of, and the specific issues facing, the client organization while still maintaining the cost advantages of a generic solution.

Our Strategy

Our objective is to become a leading provider of continuing professional education and corporate training solutions in the United States. To achieve this goal, we will pursue the following strategies.

Expand library of content. We believe that our future success depends, in part, on our ability to develop and acquire new content. The new content could either expand or supplement our existing libraries or could constitute a new library for one or more additional vertical markets. Towards this end, we continuously develop new courses for our accounting library, we are in the process of developing one new major course for our engineering library and we have recently developed a series of ten new courses for our Working Values library. In particular, in light of the recent focus on corporate governance, compliance and ethics, we believe that there is an increasing demand for training programs that address different topics on these issues. Our strategy is to create a library of modular programs on compliance, ethics and governance issues that can be customized to meet specific client demands.

Expand within existing markets and into new markets. We will focus on expanding our presence in the markets we currently serve, particularly engineering where we feel our market share is relatively small and corporate ethics and compliance training where we believe the opportunity is significant. We plan to sell new products that we acquire or develop to our existing customers. In addition, we will investigate expanding into completely new markets that we think are potentially lucrative, such as insurance, banking and healthcare.

Make strategic acquisitions. We believe that the most efficient way for us to expand our libraries, increase our share of the markets we currently serve and penetrate new markets is through strategic acquisitions. We believe that once this offering is complete we will have the financial resources as well as the management expertise to pursue an acquisition strategy. As of this date, we have not identified any potential future acquisition nor can we assure you that we will be able to acquire any companies in the future.

Keep pace with technology. We believe that our ability to continue to deliver our products in multiple formats will be critical to our future success. For example, we believe the broad acceptance of the Internet for business communication will continue, making it an increasingly important medium for distributing our products. Had we not adapted our content for online delivery, our rate of growth would have been impaired. At the same time we recognize that new technologies may emerge that will complement our model for flexible delivery of content. We plan to closely monitor the development and market acceptance of these technologies and make the necessary investment to adapt our products and services to these technologies.

Expand existing alliances and enter into new strategic alliances. We believe that alliances with professional organizations and associations and commercial content providers have been a key factor in the growth of our business until now. While we do not view any single relationship as material to our overall business, these alliances create a modest barrier to entry. For this reason, we plan to try to broaden these existing relationships as well as seek new ones. New strategic relationships will be particularly critical as we expand into new markets.

Our Products and Services

The following are our products and services.

Accounting and Finance

Our accounting and finance libraries contain over 1,000 hours of content, of which 900 are generally available and the balance is custom-designed for specific clients. In addition, we have an extensive library of archived content. Except for SmartPros Advantage, discussed below, which is only available online, our accounting and finance programs are available in both videotape and digital formats. The videotape format can be used for either group- or self-study. The online format is for self-study only and is usually available as text only, text with audio or in a multimedia format that includes text, audio and streaming video. All video courses come with a hard copy of the program and are used primarily for group study. All online courses include downloadable text materials, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates. Video and online self-study programs qualify for two hours of continuing professional education credits while video group study qualifies for one hour of continuing professional education credit. Our clients can purchase either a single program or a subscription to a series of programs. Prices depend on the length of the subscription, whether one, two or three years, the number of users, and the number of libraries covered.

SmartPros Advantage. SPA is a skills-based learning library containing over 300 courses, varying in length from one to six hours. In total, this library includes more than 600 hours of courses qualifying for continuing professional education credits. A sample of the available courses include “Auditing Cash and Cash Equivalents,”

“Understanding Entity-Level Controls” and “Valuation of an Entity.” In general, we license these courses from independent third-party authors and produce them in our facility. This library is marketed primarily to corporate accounting and finance professionals as well as public accountants. The courses are offered individually from $19.99 to $79.96 per course. The list price for a one-year subscription purchased online is $329.

Financial Management Network. FMN is a library of update programs dealing with currently relevant topics. Each month, we create four new programs, or segments, or a total of 48 new segments each year. The segments created for April 2004 are “Does the U.S. Economic Recovery Have ‘Legs’?,” “Downsizing Without Destroying,” “Accounts Payable: Time for Spring Cleaning,” and “Workplace Laws: Limit Your Liability.” We also maintain an online archive containing the most recent 72 programs for our subscribers. The segments are written and produced by our staff and generally involve an independent industry professional as the interviewee. The material is presented in a question and answer format. These programs are marketed primarily to corporate accounting and finance professionals. The list price for a one-year subscription to the group study video version starts at $4,495 and for the online version is $329 per user.

AICPA Practice Report and AICPA Practice Pro. This library of programs covers topics in public accounting and are distributed primarily to accountants in public practice through our alliance with the AICPA. Each month, other than March, we add six new segments in the following areas: Individual Tax, Business Tax, Estate and Financial Planning, Specialized Tax Topics, Auditing and Accounting and Financial Reporting. The February segments included the following: “Should Your Clients Open Health Savings Accounts,” “Just in Time: New Retirement Solutions,” “Change in Depreciation as Change in Accounting Method,” “Keeping an Eye on Insurance Planning,” “Back to Basics: Confirmations and Reviews” and “Business Performance Management: A New Tool.” The programs are available in video (APR) and online (APP). We also offer an online archive containing the most recent 66 programs. The list price for a one-year subscription to group study APR is $1,995 and to APP is $329 per user.

The CPA Report Government and Not-for-Profit. CPAR is a library of programs designed specifically for accounting professionals employed by federal, state and local governmental agencies and not-for-profit organizations. Each quarter we distribute four new programs; two for government accountants and two for not-for-profit accountants. For example, the March 2004 programs were “Detecting Fraud: SAS 99 and the Public Sector,” “Improving Audit Quality: The First Steps,” “Downsizing Without Destroying” and “Newest Red Flag: Reporting Fundraising Costs.” We also publish an online archive containing 32 of the most recent programs. The list price for a one-year subscription to CPAR is $750 for the video and $169 for the online version.

AICPA Financial Pro. AFIN is produced for and sold through the AICPA, which distributes it to their members directly and through CPA2Biz, a for profit company that is principally owned by the AICPA. AFIN targets accountants in business and industry. Each month we produce four new programs, typically including two current FMN programs and two APP programs or archived FMN programs.

In addition to the libraries described above, the contents of which are available on a subscription basis, we also produce customized programs for our clients. In some cases, the client will author the content and retain us to videotape the program and convert it into a digital format that can be distributed via the Internet or internally through the corporate intranet. In other cases, we will write and produce the entire program for the client. We then deliver this custom content either through our proprietary learning content management system or that of the client. These customized products can be designed to qualify for CPE credit.

Engineering

Our engineering library includes the following:

PE Exam Review. Our interactive PE exam review course for civil engineers was developed jointly with the American Society of Civil Engineers and the Boston Society of Civil Engineers Section and is designed to prepare engineers to meet the entry-level requirements for civil engineering. The PE Exam Review course, with over 50 hours of material, is an interactive multimedia tool that simulates the actual professional engineering exam using demonstration problems that are comparable to the problems that are found on the actual exam. The course includes seven, complete, self-contained course modules that cover the following subjects: Transportation, Sanitary and Environmental, Hydraulics and Hydrology; Structures; Geotechnical; Surveying; and Economics. This one product accounts for over 50% of the engineering department’s revenues. The list price for the review course is $645.

Online Professional Development Hours. We have a library, consisting of 65 hours, of engineering and management courses that qualify for professional development hours. For example, in the General Engineering: Business Management area we have over a dozen courses on various topics relating to managing a small professional practice. Some of the titles in this library include “Recruiting Stars,” “Increasing Production and Profits,” “Managing Relationships and Protecting Your License.” Our library of civil engineering courses includes “Roadside Design,” “Stormwater,” “Windloads” and “Slope Stability.” The list prices for these courses range from $30 to $449.

Project Management for Engineers. Introduced in 2002 and developed by engineers specifically for engineers, this course was the first completely online interactive project management course. It is certified for both professional development hours and professional development units as required by the Project Management Institute. The online format is enriched with audio and interactive graphics and allows the user to proceed at his or her own pace. The program is divided into 11 critical sections with over 60 individual learning modules. The Project Management Institute has certified the program. It provides over 35 hours continuing professional development credit. The list price for this course is $995 for 12-month access or $695 for six-month access.

Fundamentals of Engineering Exam Review. This is a new preparatory course for the basic entry-level licensing exam that all engineers are required to take. We expect to begin offering this course in the spring of 2004. It is a flash-based, interactive review course that will be marketed directly to engineers as well as to engineering firms for their internal skill building and competency testing programs. It will be available in CD-ROM and online. We expect the list price for this course will be $250. We also plan to private label the course for our strategic partners so they can market it to their members.

Corporate Governance, Compliance and Ethics

Until recently, all of the training programs developed by Working Values were custom-made programs that generally targeted Fortune 100 companies. Over the last 12 months, however, Working Values has created some new products that are easily adaptable to a broader range of organizations. Working Values currently offers the following products and services:

Integrity Toolkit for Sarbanes-Oxley Implementation. We recently introduced series of ten courses that meet the corporate requirements for effective compliance programs under the Federal Sentencing Guidelines as well as respond to the broader training requirements of Sarbanes-Oxley Act of 2002. The Integrity Toolkit is a platform for building ethics and compliance programs. We are marketing these courses on an individual basis per user or as a package on an enterprise basis.

Ethics Awareness and Compliance Modules. Based on the notion that rules awareness is tightly linked to the working environment, these programs are designed to create a context that links behavior to compliance goals. Our Ethics Awareness courses are geared to address the challenges organizations face in creating a culture that integrates compliance standards into day-to-day work. The courses focus on encouraging the employees to integrate the learning obtained from the compliance training into their daily work. Using a variety of learning activities, our Ethics Awareness and Compliance modules communicate the legal standards of compliance, integrating ethics and values and their impact on the company, its employees, customers, and other stakeholders.

The specific subject matter of our courses include:

•	Anti-money Laundering	•	Equal Opportunity
•	Antitrust	•	Gifts and Entertainment
•	Books and Records	•	Insider Trading (Securities Trading)
•	Bribery, Fraud and False Statements	•	Political Activity and Solicitations
•	Conflicts of Interest	•	Sales and Marketing Integrity
•	Drug-free Workplace	•	Sexual Harassment/Harassment
•	E-communications and Information Security

Code of Business Conduct. We believe that a dynamic code of business conduct is a critical keystone for an ethical culture. Working Values develops interactive codes that support employee affirmations and templates to create customized codes that reflect each client’s unique culture.

Business Ethics Consulting. The Integrity Alignment Process is a compliance and ethics framework for building integrity-based organizations and managing risks to a company’s reputation. We use the process to:

•	Identify the risks to finances and reputation associated with compliance and ethics violations.

•	Identify a vision of integrity for the organization that supports its business goals.
•	Mitigate future risks and support an integrity-based culture.
•	Narrow the gap between company standards and employee behavior.

Integrity Training Center. This is our proprietary learning content management system developed specifically for Working Values. It provides employees, managers, senior executives and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help the organization achieve those goals.

Video Production and Duplication

All of our programs are produced in our state-of-the-art production facility, which includes high-end tape duplication equipment. In addition, the video production and duplication department generates its own revenue, by leasing the facility to third parties and by filming third-party programs, which may or not be related to education.

Consulting and E-commerce

Our technology department is principally a service department. Its primary function is convert the accounting/finance and engineering programs from videotape to digital format for distribution on CD-ROM and online. This department also maintains our various websites as well as our learning content management systems, the SmartPros Professional Education Center (PEC), for subscribers to our accounting/finance and engineering products, and the Integrity Training Center, for subscribers to our ethics and compliance training programs. The SmartPros Professional Education Center is a turnkey system designed to manage the educational subscriptions, student accounts, e-commerce and reporting needs of our clients. Using the SmartPros PEC, our clients can review and assess usage of our programs by their employees and their employees’ performance and the effectiveness of these programs. The SmartPros PEC is co-branded with the client’s logo and delivered using an application service provider hosted infrastructure that requires no client technology resources. For those clients who have their own learning management system, we develop an interface that allows them to access our system through their technology. These systems are not marketed as stand alone products. Rather they are offered together with our library of content and allow subscribers to track usage and performance. We charge our clients a license or development fee as well as annual maintenance fees.

The technology department also generates fees through website development and consulting arrangements. For example, companies that have internal education programs have engaged us to convert those programs from videotape to digital format. We also offer our customers a broad range of support services, including technical support for our learning content management system. We believe that providing a high level of customer service and technical support is necessary to achieve a high level of customer satisfaction and sustained revenue growth.

Product Development

Our in-house production staff includes legal, accounting and finance professionals. Generally, the internally designed programs are in a question and answer format with a recognized expert on the topic. In all instances, our design and development team works with the content creator to develop an effective format that focuses on performance objectives, instructional and practice strategies, interactivity and assessments. This process includes creating and designing study guides and course material, scripts and, in some cases, visual aids. The design and development team includes subject matter experts, instructional designers, technical writers and developers, graphic designers, content editors and quality assurance reviewers. After final assembly and integration of all course components, we test to ensure all functional capabilities work as designed and deliver the desired learning experience and result.

Sales and Marketing

Our sales and marketing strategy is designed to attract new customers and build brand awareness. We market our products through our alliances with professional organizations and associations, through our own inside telemarketing sales force, our outside sales force and through our web sites. We believe that this strategy allows us to focus our resources on the largest sales opportunities while simultaneously leveraging our strategic relationships.

To supplement the efforts of our sales staff, we use comprehensive, targeted marketing programs, including direct mail to our customers as well as to members of the professional organizations with whom we partner; public relations activities; advertising on our website and the websites of our strategic partners; participating in trade shows; and ongoing customer communication programs. We build brand awareness through our strategic relation-

ships with the leading professional associations and organizations and the leading commercial content providers within the markets we serve. These strategic relationships include co-branding initiatives on new and existing products, joint advertising campaigns and e-commerce relationships.

Technology

Our proprietary learning content management system, the SmartPros Professional Education Center, employs a logical and physical architecture that facilitates rapid development, deployment and customization of Internet-based solutions for organizational e-learning. Our core systems use a series of scalable application web servers, XML and MS-SQL data sources, and utilize industry standard Web-browser and Internet technologies for content delivery to the end users. To ensure limited downtime and product lines that are free of bandwidth limitations as they grow, our redundant server system is located at a secure MCI co-location data center one mile from our Hawthorne, New York main office. Currently, we use three co-location cabinets in their facility to house our server network infrastructure. This co-location allows the freedom to completely control our server infrastructure while providing us with 24/7 monitoring, support, redundant Internet connectivity, and full generator power backup.

The SmartPros Professional Education Center includes a scalable suite of applications and features that can be streamed via the Internet or a corporate intranet. The basic features of the system allow asynchronous streaming of video and audio courses combined with media timed synchronization of supplemental material, online quizzes and final exams. Student interaction is enhanced through the use of real time questions to content experts with quick response. This full service solution includes a complementary array of communication tools such as e-mail, chat, message boards and learner tracking. The tracking of educational needs both internal to the system as well as external education opportunities, such as stand-up and leader-led training, are maintained using a student-managed course tracking feature called “My Courses.”

Some key features of the PEC include:

•	Scalability. Scalability is accomplished using a combination of load-balancing hardware and software. Multiple, redundant servers are deployed to handle peak periods when the largest numbers of concurrent users are expected on the system.

•	SCORM/AICC Connectivity Layer. Where required, we use both Shareable Content Object Reference Model (SCORM) and Aviation Industry CBT Committee (AICC) connectivity layers to ensure our content is deliverable through a variety of enterprise e-learning systems other than the PEC. Additionally, the core foundation is capable of exchanging data with third-party legacy systems with minimal effort.

•	Standard relational database server. We use standard relational database servers. To enhance performance and ensure that users are served efficiently, the core foundation executes database-stored procedures to optimize intense database processing. The core foundation currently supports Microsoft SQL Server databases.

•	ASP-based application server. The business and application logic resides on an ASP-based application server. This architecture allows us to deploy a site across multiple servers using Microsoft Windows 2000 Servers.

•	Electronic commerce enabled. The core foundation includes interfaces to external electronic payment services, enabling real-time electronic commerce. This allows the instant purchase of both one-off and subscription-based e-learning courseware.

•	Internet Multimedia Content Delivery. We deliver high quality, low bandwidth video and audio via the Internet, intranets and extranets. This multimedia content enhances and personalizes the learning experience. We use Windows Media as the primary delivery mechanism for this content.

•	Low Bandwidth/High Impact Animations. Using Macromedia’s Flash technology, we deliver both animated and spoken educational material with minimal load on corporate networks.

Competition

The market for continuing professional education and corporate learning solutions is large, fragmented and highly competitive. We expect these characteristics to persist for the foreseeable future based on the following factors:

•	The expected growth of this market as demand for highly-skilled professional increases;

•	The increased scrutiny on corporate culture, ethics and compliance; and
•	Relatively low barriers to entry.

Of the markets we currently serve, we believe that the accounting profession has the highest barriers to entry. Specifically, it would be extremely difficult to compete in this market without NASBA sponsor designation. Obtaining this designation requires an investment of time and a modest amount of capital. Nevertheless, for companies with even modest resources in terms of talent and capital, these barriers are not overwhelming. The barriers to entry in the engineering market are somewhat lower as the certification process in that profession is less centralized. Specifically, each state sets its own standards, as does each engineering specialty. In the corporate education market, the barriers to entry are virtually non-existent.

We believe that the principal competitive factors in our industry are the following:

•	The breadth, depth and relevancy of the course content;
•	Performance support and other features of the training solution;
•	Reputation of presenter;
•	Adaptability, flexibility and scalability of the products offered;
•	Liquidity and capital resources;
•	The deployment options offered to customers;
•	Customer service and support;
•	Price;
•	Industry and professional certifications;
•	Brand identity; and
•	Strategic relationships.

We believe that we compete favorably on most of these issues. While price is always a competitive factor, we do not believe that we should compete solely on that basis and, in fact, many of our competitors sell their products for less than we sell ours. Particularly, in the accounting market, we believe that our reputation and the quality of our offerings as well as our other competitive advantages allow us to price our products accordingly. In the engineering and general corporate markets, where we have not established our reputation to the same extent, we have less flexibility when it comes to price. In the corporate compliance area, we believe that what will ultimately differentiate us from our competitors will be our ability to create programs that are designed to meet the specific corporate cultures of our clients.

While we believe that our lack of liquidity has been the most significant obstacle to our growth, we believe that most of our direct competitors are small, undercapitalized private businesses. While this makes it difficult to accurately assess our relative competitive position within this industry with any degree of certainty, it also presents us with an opportunity. We believe that once this offering is completed, we will have the resources we need to execute an acquisition strategy aimed at growing quickly and achieving a meaningful level of profitability. These resources include cash, a publicly traded security and management expertise. We have not identified any potential acquisition candidates, and we cannot assure you that we will be able to successfully consummate any acquisitions.

Our competitors vary in size and in the scope and breadth of the products and services they offer. They include public companies such as SkillSoft plc and Saba Software, Inc.; private companies such as CPA2Biz, Inc., Bisk Education, Inc., eMind, LLC, and MicroMash in the accounting market; Red Vector.com Inc., AEC Direct and NetGen Learning Systems in the engineering market; and LRN, The Legal Knowledge Company, Integrity-Interactive Corporation, MIDI, Inc. and PLI-Corpedia in the corporate compliance and ethics market. In addition, we also compete with universities, professional and other not-for-profit organizations and associations, some of whom are also our strategic partners and/or clients. In addition, potential competitors include large diversified publishing companies, such as The Washington Post Company, Thomson Financial and Pearson Education, other education companies, including traditional providers of in-classroom instruction and remote learning solutions, such as DeVry University as well as professional service companies, such as accounting firms, who are looking for alternative sources of revenue. Competition may also come from technology and e-commerce solutions providers. Internet-based learning solutions have become increasingly popular in recent years along with the increased demand for flexible, cost-effective alternatives.

Some of our existing competitors have and some of our potential competitors will have greater resources, financial and other and/or market penetration, and more extensive libraries than we do, which has enabled or will enable them to establish a stronger competitive position than we have. For example, although CPA2Biz was organized and is principally owned by the AICPA, both Thomson Financial and Microsoft have minority stakes in the company. We sometimes compete directly with CPA2Biz, they also sell some of our products. In addition, among our competitors, SkillSoft and Saba are both relatively large and well-capitalized organizations. However, SkillSoft’s primary focus is e-learning content and software products for business and information technology professionals, markets that we do not currently serve. Saba principally provides software solutions that are used to manage people in large organizations although they do sell content as well. Since we do not market our learning management system as a stand-alone product, we do not compete with Saba in this area. However, many of our larger clients use the Saba system or another system for their learning content management. In those cases, we will build an interface that will allow the client to access our courseware and the concomitant management information through their system.

The largest solutions providers to the general corporate compliance training market are Integrity-Interactive and LRN. We rarely face either of these companies in the marketplace since they both focus principally on Fortune 100 companies and have extensive off-the-shelf libraries. However, their products tend to be more expensive than ours, and we believe that our ability to adapt programs to address unique cultures of different organizations is greater than theirs. Our more frequent competitors are PLI-Corpedia, a joint venture between the Practising Law Institute (PLI) and Corpedia Education, two leaders in the field of compliance education, and Midi, Inc. Both market off-the-shelf and customized programs to mid- and large-cap public companies. PLI-Corpedia has the advantage of access to PLI’s vast library. Midi uses video-based modules and tends to attract customers that like their particular training technique. We believe that we have more diverse tools and can offer an integrated program that contains live, video and web-based communication and learning elements.

Our Competitive Advantages

Our objective is to become a leading provider of learning solutions for the professional, pre-professional and business communities. We believe that the following competitive advantages will help us achieve this goal.

History and reputation. We have been providing learning solutions for accounting and finance professionals for more than 23 years and VEC, which we acquired in 2000, has been providing online and other digital education for engineering professionals since 1997. In addition, the president of our Working Values subsidiary has been developing values, ethics and compliance education programs since 1993. We believe that in the corporate accounting/finance market we have the reputation of being a leading provider of continuing professional education programs, as evidenced by our continued growth in that market and a high renewal rate of more than 90% for our FMN products. As a direct result of our penetration into this market, we do not have to compensate the outside professionals who participate in the update programs we produce for either the corporate accounting/finance or public accounting markets. We believe that our reputation in the corporate market will assist us as we expand our presence in the engineering and general corporate markets, as well as potential entry into new markets.

Professional certifications and strategic alliances. We believe that because we are a NASBA-registered sponsor of continuing professional education programs and have been awarded the prestigious QAS status, we enjoy a competitive advantage in the accounting/finance market. In addition, our relationships with some of the largest and most respected professional organizations and associations in the accounting and engineering professions:

•	give us instant credibility in the marketplace;
•	provide us with a distribution channel for our products;
•	are a source for programs; and
•	provide us with access to a faculty around which to build other programs.

Extensive library. Our accounting/finance library consists of over 1,000 hours, and our engineering library contains almost 200 hours, of proprietary education content including skills-based and update programs. We believe that our libraries are among the most extensive in the industry and help attract new subscribers.

Experienced management. Our management team is comprised of experienced and successful accounting and legal professionals and administrative executives. This has enabled us to develop high quality programs, enter into strategic relationships with the major professional organizations in the markets we serve, attract well-known personalities around whom we develop new programs, cut costs and make strategic acquisitions.

Value added services. In addition to our extensive library of courseware, we also offer our customers a proprietary learning content management system, an administrative tool that enables organizations to monitor the use and efficacy of our programs.

Large and diversified customer base. We have over 3,000 customers, consisting of accountants, engineers, and large, medium and small companies as well as accounting firms. Our customers include approximately half of the Fortune 500 companies. In the aggregate, we estimate that our corporate clients employ tens of thousands of accounting and finance professionals, representing a substantial universe of potential users. In addition, our corporate customers are a diversified group in terms of the industries and markets in which they operate. For example, our customers are some of the leading businesses in the following industries: accounting, banking and finance, insurance, technology, telecommunications, retail, aerospace, natural resources, construction and chemicals.

End-to-end service. All of our accounting/finance programs and our corporate training programs are produced, filmed, edited, duplicated and converted in-house. Our engineering programs are usually licensed from or developed in conjunction with an independent third-party but are filmed, edited, duplicated and converted into digital format in-house. Finally, we have a fulfillment center from which we ship our course materials, tapes as well as hard copies to our customers. We believe our vertically integrated operation results in a more efficient production process and enhances the quality of our products.

Online resource and content provider. We own and operate two websites: www.smartpros.com and www.workingvalues.com. Our SmartPros website has over 20,000 pages of proprietary content as well as links to other professional organizations, associations and institutions and is a marketing and distribution channel for our products. We believe that this website has become a destination for professionals based on the following data:

•	As a result of maintaining the website, we have built a database with over 120,000 profiled users.
•	The website logs over 300,000 visits per month.
•	Through our websites, we serve over 1.5 million ads and 200,000 opt-in emails per month.

Intellectual Property

We own a variety of intellectual property, including trademarks, tradenames, copyrights, proprietary software, technical know-how and expertise, designs, process techniques and inventions. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is extremely difficult, and the means we use to protect our proprietary rights may be inadequate. We believe that, ultimately, our success depends to a larger extent on the innovative skills, know-how, technical competence and abilities of our personnel.

All of our internally developed content is protected by copyright. While this may offer some protection against unauthorized persons copying the material, it does not prevent anyone from independently developing material on the same topic or in the same format. Regarding content created, owned or licensed by third parties, we enter into license agreements that permit us to market, use and distribute that content. These licenses may be exclusive or non-exclusive. We usually obtain a representation from the licensor that he or she has the right to license the content to us, that the license granted to us does not violate the terms of any other license, that the license granted does not violate any, applicable law, rule or regulation or the proprietary rights of any third party, including without limitation, patents, copyrights, trade secrets, or any license or sublicense, covenant or contract with any third party and that there is currently no actual or threatened suit by any such third party based upon an alleged violation by such licensor of any such proprietary rights. However, we do not make any independent investigation to verify if these representations are accurate. If the representation is not true, we may be enjoined from using that content further and may also be liable for damages to the true owner of the content or the exclusive licensee.

In connection with our learning content management systems, our license agreement restricts use of the system and prohibits users from copying or sharing the system without our express written consent. Our learning content management systems incorporate products and systems and technology that we license and purchase from third parties. We cannot assure you that we will be able to continue to license or support this technology on terms that we consider reasonable, if at all. If these licenses or maintenance agreements expire and we cannot renew them, they are substantially modified or if they are terminated for any reason, we would have to purchase, license or internally develop comparable products and systems. Any one of these options may be expensive and/or time consuming, which could have a material adverse effect on our business and financial performance.

We cannot prevent third parties from independently developing similar or competing systems, software and content that do not infringe on our rights. In addition, we cannot prevent third-parties from asserting infringement claims against us relating to these systems and software. These claims, even if they are frivolous, could be expensive to defend and could divert management’s attention from our operations. If we are ultimately found to be liable to third parties for infringing on their proprietary rights, we may be required to pay damages, which may be significant, and to either pay royalties to the owner or develop non-infringing technology, the cost of which may be significant.

Government Regulation

Government regulation is important to our business. Every state sets its own continuing professional education requirements, in terms of the number of credits needed and the cycle in which those credits need to be earned. In addition, specific content will only qualify for continuing professional education credit if it meets specific criteria, which varies from state to state. In the accounting/finance area, most states have adopted the NASBA standards to address the quality of course content. We are a certified NASBA sponsor, meaning that the courses we offer to the general public on a subscription basis qualify for continuing professional education credits in those states that have either adopted the NASBA standards or their own standards similar to NASBA’s, the District of Columbia and Puerto Rico. In the engineering area, there is less uniformity and each of our courses must be certified by the particular professional organization that oversees that particular specialty.

In addition, laws, rules and regulations enacted by governments and their agencies play an important role in the growth of our business. For example, we anticipate that the Sarbanes-Oxley Act of 2002 will help drive the growth of our Working Values subsidiary as companies seek to educate their employees on matters relating to corporate ethics, compliance and governance.

Employees

As of March 31, 2004 we had 63 employees of which 60 were full-time and three were part-time. We have 49 employees based in our executive offices in Hawthorne, New York and four employees based in our office in Sharon, Massachusetts. In addition, we have an aggregate of 10 employees that work out of their homes in New Jersey, Washington, California and Texas. We believe that our relationship with all of our employees is generally good.

Facilities

Our executive offices, production facility, technology center and fulfillment center is located on Route 9A in Hawthorne, New York, where we lease 17,850 square feet. The lease expires February 28, 2010. In addition, we lease 800 square feet in Sharon, Massachusetts, where Working Values is based. This lease expires March 1, 2006. We also have a lease in Irvine, California that we intend to terminate on July 31, 2004.

Legal Proceedings

We are not presently involved in any legal proceeding that we deem material.

Corporate History

We were originally organized in 1981 under the name Center for Video Education, Inc. and in 1998 we changed our name to Creative Visual Enterprises, Ltd. In November 1999, by reverse subsidiary merger, we became a subsidiary of Virtual Education Corporation, a Delaware corporation, with the stockholders of Creative Visual Enterprises, Ltd., acquiring all the outstanding capital stock of Virtual Education Corporation. In January 2000 we changed our name to KeepSmart.com, Inc. and acquired Deerfield Production, Inc., a video production company, which we merged into our existing video production subsidiary, TopKopy. TopKopy was subsequently merged into KeepSmart.com, Inc. In March 2000, again by reverse merger with a subsidiary of KeepSmart.com, Inc., we acquired Virtual Education Corporation, a California corporation that provided continuing professional development products for engineering professionals. In May 2001 we acquired the assets of Pro2Net Corporation, a provider of products for accountants and finance professionals. We changed our name to SmartPros Ltd. in June 2001. In July 2001, both Creative Visual Enterprises, Ltd. and Virtual Education Corporation were merged into SmartPros. In April 2003 we acquired some of the operating assets of Working Values Group Ltd.

MANAGEMENT

Executive Officers and Directors

The names, ages and titles of our executive officers and directors, as of May 1, 2004, are as follows:

Name	Age	Position

Allen S. Greene	57	Chief Executive Officer and Vice Chairman of the Board of Directors
William K. Grollman	61	President, Secretary and Director
Jack Fingerhut	52	Senior Executive Vice President, President Accounting Division, Chief Financial and Accounting Officer, Treasurer and Director
David M. Gebler	45	Senior Vice President and President, Working Values Ltd.
Joseph R. Fish	38	Chief Technology Officer
John F. Gamba(1)(2)	65	Chairman of the Board of Directors
Bruce Judson(2)	45	Director
Martin H. Lager(1)	52	Director
Joshua A. Weinreich(1)(2)	43	Director

__________
(1)	Member of audit committee.
(2)	Member of compensation and nominating committees.

Allen S. Greene. Mr. Greene has been our Vice Chairman of the Board and Chief Executive officer since April 2001. From August 1997 until December 1999 he was the Senior Executive Vice President, Chief Operating Officer, and Chief Lending Officer of Medallion Financial Corporation, a Nasdaq listed financial holding company lending to small business. Since 1997, Mr. Greene has been President of Veral & Co. LLC, a private consulting firm that provided general business, financial and M&A advisory services. Veral is currently inactive. Mr. Greene holds an MBA from Baruch College of the City University of New York and a BBA from the City University of New York in Finance and Investments.

William K. Grollman. Dr. Grollman, along with Jack Fingerhut, is our founder. He has been our President and a director since 1981 and Secretary since 2001. In January 2004, Dr. Grollman was appointed to the Board of Directors of the publicly held Nomura Funds. Dr. Grollman received a Ph.D. in Business Administration from the New York University Graduate School of Business Administration. He earned an MBA in Accounting from the same institution and a BS degree in Economics with a major in Marketing from the Wharton School of the University of Pennsylvania. He is a member of the American Institute of Certified Public Accountants and the New York Society of Certified Public Accountants.

Jack Fingerhut. Mr. Fingerhut is one of our founders. Mr. Fingerhut has been a director since 1981 and served as our Chief Operating Officer from 1981 through 1998 when he was appointed President of the Accounting Division and Chief Financial Officer. In April 2004 he was also given the title Senior Executive Vice President and was appointed Secretary and Treasurer as well. In 1973, he received a BA degree in History from the University of Maryland and earned his MBA in Accounting from Rutgers University in 1974. He is certified to practice accounting in New Jersey. Mr. Fingerhut is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

David M. Gebler. Mr. Gebler joined us in April 2003 as a Senior Vice President and President of our Working Values Ltd. subsidiary. Mr. Gebler was the founder of Working Values Group Ltd. and was its President from December 1993 through March 31, 2003. Mr. Gebler received his Juris Doctor from the University of California at Davis in 1984.

Joseph R. Fish. Mr. Fish joined us in November 1998 when we acquired Creative Visual Enterprises. From November 1, 1998 through December 31, 1999 he was the Vice President of New Media. Since January 1, 2000 he has been our Chief Technology Officer. Mr. Fish attended Embry-Riddle Aeronautical University in Katterbach, Germany.

John F. Gamba. Mr. Gamba joined us in January 2000 as Chairman of the Board. Since 1997, he has been President of his own consulting firm that specializes in advising high tech start-up companies on developing growth strategies. From July 1999 to January 2000, Mr. Gamba served as Chief Executive Officer of Virtual Education Corporation. He has been a member of the Board of Directors of Avante Global LLC since September 1999 and of PACE LLC (Partnership Academic and Community Excellence) since September 2001. Mr. Gamba also served on the Board of Bellcore (now Telecordia) and the Board of Trustees of Capital College, and now serves on the Committee for Undergraduate Financial Aid for the University of Pennsylvania. Mr. Gamba received a BS in Economics from the University of Pennsylvania Wharton School in 1961 and an MBA from Drexel University in 1969.

Bruce Judson. Mr. Judson has been a director since March 2000. Mr. Judson is a business consultant, providing consulting services, directly and through his wholly owned consulting business, The Judson Group, Inc., to various public and private companies. Since September 2000, Mr. Judson has been a Faculty Fellow at the Yale School of Management. Mr. Judson is also the founder and chief executive officer of Speed Anywhere, Inc., an Internet marketer of broadband and other services. Mr. Judson served as director of Activeworlds Corp. (OTCBB: AWLD), a provider of Internet-based three dimensional experiences, from April 2001 through August 2002. He also served as Activeworld’s interim vice president of finance and treasurer from June through August 2002. Over the last five years, Mr. Judson has served as a director and a member of the advisory boards of a number of private companies as well as a member of the advisory board to a subsidiary of Phoenix Technologies Ltd. (Nasdaq: PTEC). He is the author of HyperWars: 11 Strategies for Survival and Profit in the Era of Online Business (1999) and NetMarketing: How Your Business Can Profit From The Online Revolution (1996). Mr. Judson received an A.B. in Policy Studies in 1980 from Dartmouth College, a J.D. from The Yale Law School and an MBA from The Yale School of Management in 1984.

Martin H. Lager. Mr. Lager was appointed to our board of directors in April 2004. From January 1, 1996 through December 31, 2003 Mr. Lager was a partner in the accounting firm of Rubin & Katz LLP where he was the manager of the tax department. On January 1, 2004 Mr. Lager started his own accounting practice, Martin H. Lager, CPA. Mr. Lager received a B.S. in Accounting from Babson College in 1974 and an MBA in Taxation in 1980 from St. John’s University. He is a licensed CPA in the State of New York.

Joshua A. Weinreich. Mr. Weinreich joined the Board in July 2001. Since March 2001 Mr. Weinreich has been the Chief Executive Officer and Global Head of Absolute Return Strategies, a unit of Deutsche Bank. From July 1999 until March 2001, Mr. Weinreich held the position of Regional Head of Deutsche Asset Management in the Americas. From January 1999 through July 1999, Mr. Weinreich was co-head of Bankers Trust Global Private Bank. Mr. Weinreich received a BA in Economics from Cornell University in 1982 and an MBA from the Wharton School in 1985.

Immediately after this offering is completed, Mr. Fingerhut will relinquish the titles and roles of Chief Accounting and Financial Officer and Treasurer and Stanley P. Wirtheim will assume those positions. Mr. Wirtheim is a certified public accountant. He will work for us on a part-time basis so that he will be able to maintain his independent accounting practice, which he co-founded in 1997. Since 1981 he has performed accounting services for us as a consultant. Mr. Wirtheim received a BBA in accounting from Baruch College.

The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the shareholders will elect the members of one of the three classes to a three-year term of office. Messrs. Grollman and Gamba serve in the class whose term expires in 2005; Messrs. Fingerhut and Weinreich serve in the class whose term expires in 2006; and Messrs. Judson, Lager and Greene serve in the class whose term expires in 2007.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nominating committee. The chairman of the audit committee is Mr. Lager and the other members of the audit committee are Messrs. Weinreich and Gamba. The audit committee will meet with management and our independent public accountants to determine the adequacy of internal controls and other financial reporting matters and review related party transactions for potential conflict of interest situations. The chairman of the compensation and nominating committees is Mr. Gamba and the other members of the compensation and nominating committees are Messrs. Weinreich and Judson. The compensation committee reviews and recommends the compensation and benefits payable to our officers, reviews general policy matters relating to employee compensation and benefits and administers our various stock option plans and other incentive compensation arrangements. The nominating committee is authorized to identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors of new nominees to be elected by stockholders or to be appointed to fill vacancies on the Board.

The Board has determined that the chairman of the audit committee, Mr. Lager, is an “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K, and “independent” for purposes of current and recently-adopted Amex listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics is posted on our website at www.smartpros.com and is filed as Exhibit 14.1 to this report.

Compensation of Directors

Once this offering is effective, our directors will receive an annual fee of $5,000, payable in equal quarterly installments and $500 plus reimbursement for actual out-of-pocket expenses in connection with each board meeting attended in person and $200 for each board meeting attended telephonically. The head of the audit committee will receive an annual fee of $1,000, payable in equal quarterly installments. Each member of the audit, compensation and nominating committees will receive $500 for each committee meeting they attend in person and $200 for each audit committee meeting attended telephonically unless those meetings immediately precede or follow a board meeting, in which case they will receive $200 for attending in person or $100 if they attend by telephone.

Executive Compensation

Summary compensation. The following table sets forth information regarding compensation awarded to, earned by, or paid to our chief executive officer and our other most highly compensated executive officers whose compensation exceeded $100,000 in 2003 for all services rendered to us in all capacities during the last three completed fiscal years.

Summary Compensation Table

			Long Term
			Compensation
Name and			Securities
Principal			Underlying
Position	Year	Salary	Options

Allen S. Greene, Vice Chairman of the Board and Chief Executive Officer	2003	$225,000	—
	2002	$225,000	129,249
	2001	$168,750(1)	—
William K. Grollman, President, Secretary and Director	2003	$201,522	—
	2002	$201,522	—
	2001	$201,269(2)	—
Jack Fingerhut, Chief Financial Officer and Director	2003	$151,522	—
	2002	$151,522	—
	2001	$137,518(3)	—
Joseph R. Fish, Chief Technology Officer	2003	$121,468	—
	2002	$125,892	—
	2001	$146,268	34,897
David M. Gebler, Senior Vice President, President of Working Values Ltd.	2003	$135,000(4)	25,850

___________________
(1)	Employment commenced in April 2001.
(2)	Does not include $10,000 paid in 2001 that was accrued in a previous year.
(3)	Does not include $8,000 paid in 2001 that was accrued in a previous year.
(4)	Employment commenced in April 2003.

Options held by Named Executives

The following tables provide information with respect to stock options granted during the fiscal year ended December 31, 2003 to each of the executives named in the Summary Compensation Table above and the number and aggregate value of unexercised options held by those executives as of December 31, 2003. The per share exercise price of all options was equal to, or above, the estimated fair market value of a share of common stock on the date of grant. No options granted to any named executives have been exercised.

Option Grants in Fiscal Year Ended December 31, 2003
(Individual Grants)

Percent of
	Number of	Total Options
	Securities	Granted to
	Underlying	Employees in	Exercise	Expiration
Name	Options	Fiscal Year	Price	Date

David M. Gebler	25,850(1)	83%	$5.32	March 31, 2013

_________________
(1)	These options vest ratably, 5,170 options, on each of March 31, 2004-2008.

2003 Year-End Option Values

	Number of Shares Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options At Fiscal Year-End ($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Allen S. Greene	86,167	43,082	$44,459	$22,234
Joseph R. Fish	17,449	17,448	$ 0	$ 0
David M. Gebler	0	25,850	$ 0	$ 0

_________________
(1)	Assumes a $5.00 stock price based on a $10.00 initial public offering price for the units.

None of the options referred to above had been exercised as of December 31, 2003.

Employment Agreements

We have employments agreements with Allen S. Greene, William K. Grollman, Jack Fingerhut and David M. Gebler. Mr. Greene’s employment agreement, dated as of May 1, 2004, is for a term of three years but renews automatically for a new three-year term at the end of the first year of each three-year term unless either party gives notice before the end of the first year of each three year term of its intention not to renew the agreement. Under his agreement, Mr. Greene receives a base salary of $236,250 per annum, which will increase to $250,00 once this offering is consummated. Mr. Grollman’s employment agreement, dated as of April 1, 2003, is for a term of three years. Under his agreement, Mr. Grollman receives a base salary of $210,000 per annum. Mr. Fingerhut’s employment agreement, dated as of April 1, 2003, is also for a term of three years. Under his agreement, Mr. Fingerhut receives a base salary of $157,500. In April 2004, the Board voted to increase Mr. Fingerhut’s base salary to $170,000 once this offering is completed. Mr. Gebler’s employment agreement, dated as April1, 2003, is also for a term of three years. Under his agreement, Mr. Gebler receives a base salary of $180,000. In addition, Mr. Gebler was granted stock options under our incentive option plan to purchase up to 25,850 shares of our common stock at $5.32 per share.

Each employment agreement provides, among other things, for additional compensation and benefits including bonuses at times and amounts determined in the discretion of the Board, for fringe benefits commensurate with the executive’s duties and responsibilities and for participation in all employee benefit programs or plans maintained by SmartPros on the same basis as other similarly situated executive employees. In addition to the foregoing, Mr. Gebler is entitled to a non-discretionary bonus equal to 23.335% of the net profits of Working Values in excess of $10,000 in each of the two years beginning April 1, 2003, but in no event more than $175,000 in the aggregate. No amount was payable to Mr. Gebler in connection with the 12-month period ended March 31, 2004.

Under each agreement, we, for cause or without cause, may terminate employment immediately and without notice. Termination by us without cause or in the case of Mr. Gebler, by him for good reason, would subject us to liability for liquidated damages in an amount equal to (i) the terminated executive’s base salary at the then current rate for the remaining term of the employment agreement, (ii) a bonus equal to the highest annual bonus received in the last five years multiplied by the number of years or fraction thereof and (iii) including, for the remaining term of the employment agreement, the right to the same benefits at the same levels. In addition to the foregoing, Mr. Gebler will be entitled to receive his non-discretionary bonus, if any, and all of his stock options will immediately become exercisable. Finally, each employment agreement provides that if we do not extend the employment term for at least one three-year term after the expiration of the initial term at a fixed minimum base salary defined in the agreement, the executive is entitled to a lump sum payment equal to 50% of his then base salary.

Equity Compensation Plans

To attract and retain the personnel necessary for our success, the Board and our stockholders adopted our 1999 Stock Option Plan. As initially adopted, this plan covered options for 284,346 shares of common stock. In July 2001, the plan was amended to cover options for 516,993 shares of common stock and in April 2004 the plan was amended to cover options for 882,319 shares of common stock. Until now, the Board has administered the plan. Once this offering is consummated, the compensation committee of the Board will administer the plan. The plan covers employees and others who perform services for us, which would include directors and consultants. The administrator of the plan, whether the Board or the compensation committee, determines who is eligible to receive these incentive stock options, how many options they will receive, the term of the options, the exercise price and other conditions relating to the exercise of the options. Stock options granted under the plan must be exercised within a maximum of 10 years from the date of grant at an exercise price that is not less than the fair market value of the common shares on the date of the grant. Options granted to shareholders owning more than 10% of our outstanding common shares must be exercised within five years from the date of grant and the exercise price must be at least 110% of the fair market value of the common shares on the date of the grant.

In 2001, we issued to consultants warrants to purchase up to 10,084 shares of our common stock at a price $36.42 per share at any time on or before March 2, 1005.

The following table sets forth information as of December 31, 2003 relating to all of our equity compensation arrangements.

	Number of securities	Weighted average	Number of securities
	to be issued upon	exercise price of	remaining available for
	exercise of	outstanding	future issuance under
	outstanding options	options and	equity compensation
	and warrants	warrants	plans

Equity compensation plans
approved by stockholders (1)	377,442	$4.76	504,877
Equity compensation plans
not approved by stockholders (2)	10,084	$46.42	—

______________
(1) The 1999 stock option plan.
(2) Warrants issued to consultants.

Limitation of Directors’ Liability and Indemnification

Our certificate of incorporation limits the liability of individual directors for specified breaches of their fiduciary duty. The effect of this provision is to eliminate the liability of directors for monetary damages arising out of their failure, through negligent or grossly negligent conduct, to satisfy their duty of care, which requires them to exercise informed business judgment. The liability of directors under the federal securities laws is not affected. A director may be liable for monetary damages only if a claimant can show receipt of financial benefit to which the director is not entitled, intentional infliction of harm on us or on our shareholders, a violation of section 174 of the Delaware General Corporation Law (dealing with unlawful distributions to shareholders effected by vote of directors), and any amended or successor provision thereto, or an intentional violation of criminal law.

Our certificate of incorporation also provides that we will indemnify each of our directors or officers, and their heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid or to be paid in settlement before or after suit is commenced, actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding, in which they, or any of them are made parties, or which may be asserted against them or any of them by reason of being, or having been, directors or officers of the corporation, except in relation to such matters in which such director or officer shall be adjudged to be liable for his own negligence or misconduct in the performance of his duty.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification, except as set forth under Certain Relationships and Related Party Transactions. We are also not aware of any threatened litigation or proceedings that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In February 2002, we sold 2,000 shares of our Series A Convertible Preferred Stock to our President, William Grollman. The purchase price for these shares, $200,000, was reflected in a secured promissory note in the original principal amount of $200,000. The note accrues interest at the rate of 5.5% per annum and the entire principal amount and all accrued interest is due and payable on February 14, 2007. As security for the repayment of this note, Mr. Grollman pledged the 2,000 shares of Series A Convertible Preferred Stock, subsequently converted into 82,719 shares of common stock, and an additional 41,359 shares of common stock that he owns.

In August 2001, we borrowed $500,000 from Freshstart Venture Capital Corp., an affiliate of Medallion Financial Corporation, the former employer of our Chief Executive Officer, Allen S. Greene. As a condition to making the loan, Medallion required that Mr. Greene contribute $50,000 towards the loan proceeds. As a result, Mr. Greene receives a portion of each payment we make to Freshstart. In addition, under the terms of the loan, the loan is callable at the option of Freshstart 90 days after Mr. Greene’s employment with us terminates if a replacement satisfactory to Freshstart is not found.

In April 2003, we acquired assets from Working Values Group Ltd. David Gebler, Senior Vice President and the President of our Working Values subsidiary, was the principal stockholder of Working Values Group. As part of the purchase price, we agreed to pay Mr. Gebler a non-discretionary bonus equal to 26.665% of the net profits (as defined) of Working Values in excess of $10,000 in each of the two years beginning April 1, 2003, but in no event more than $200,000 in the aggregate. This is in addition to any amount payable to Mr. Gebler under his employment agreement. No amount was payable to Mr. Gebler in connection with the 12-month period ended March 31, 2004.

Immediately after this offering is completed Stanley P. Wirtheim, CPA will join us as our Chief Accounting and Financial Officer and Treasurer. Mr. Wirtheim has been providing us with accounting services as a consultant. Since July 2002, we have paid him at the rate of $5,000 per month, or $60,000 per year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;
•	each of our directors;
•	each executive officer named in the Summary Compensation Table above; and
•	all of our directors and executive officers as a group.

The following table does not take into account any common shares sold as a result of the exercise of the over-allotment option granted to the underwriters. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the common shares owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

		Percent of Common Shares
		Beneficially Owned

	Common Shares	Before	After
Name and address of beneficial owner (1)	Beneficially Owned (2)	Offering	Offering (3)

Allen S. Greene	215,728(4)	6.5%	4.2%
William K. Grollman	492,775(5)	15.4%	9.8%
Jack Fingerhut	156,193	4.9%	3.1%
David M. Gebler	5,170(6)	*	*
Joseph R. Fish	34,897(6)	1.1%	*
John F. Gamba	142,779(7)	4.4%	2.8%
Martin H. Lager	—	—	—
Bruce Judson	10,132(8)	*	*
Joshua A. Weinreich	223,531(9)	7.0%	4.4%
All directors and executive officers as a group (9 persons)	1,281,205	37.3%	24.2%

__________________
*	Less than 1%
(1)	All addresses are c/o SmartPros Ltd., 12 Skyline Drive, Hawthorne, New York 10532.
(2)	According to the rules and regulations of the SEC, common shares that a person has a right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(3)	Takes into account the shares underlying the 25,000 units we will issue to our attorneys upon the completion of this offering.
(4)	Includes 129,249 shares underlying vested options and options exercisable within 60 days of the date of this prospectus.
(5)	Includes 9,399 shares owned by his wife, Gail Grollman and 775 shares underlying vested options granted to Mrs. Grollman.
(6)	Reflects shares underlying vested options.
(7)	Includes 93,032 shares held in trust and 49,374 shares underlying vested options.
(8)	Includes 6,979 shares underlying vested options.
(9)	Includes 9,306 shares underlying vested options.

     All of the common shares set forth in the above table are covered by lock-up agreements prohibiting their sale, assignment or transfer for one year following the date of this prospectus without the prior written consent of the underwriters’ representative.

DESCRIPTION OF SECURITIES

As of the date of this prospectus, our authorized capital stock consists of 30,000,000 shares of common stock, par value $.0001 per share and 1,000,000 shares of undesignated preferred stock, par value $.001 per share. After this offering, we will have 5,050,000 shares of common stock issued and outstanding, 5,320,000 if the over-allotment option is exercised in full. In addition, 58,006 shares of common stock are designated as treasury shares. As of the date of this prospectus, we have 3,200,000 shares of common stock outstanding held of record by approximately 200 stockholders.

Units

Each unit consists of two shares of common stock and one warrant to purchase one share of common stock. Initially, only the units will trade. The common stock and the warrants included in the units will not trade separately until the tenth business day following the date on which the representative notifies us and the American Stock Exchange that they will begin trading separately. Separate trading in the common stock and the warrants may not commence any earlier than the 31st day following the effective date of this offering or later than the 45th day following the effective date of this offering. Once separate trading in the common stock and warrants commences, the units will cease trading and they will be delisted. We will announce in advance the delisting of the units and the commencement of trading in the stock and the warrants by a public press release. Unit holders who wish to hold physical certificates will receive unit certificates. These unit certificates may, at any time, be exchanged for separate certificates of shares and warrants.

At closing, we will deliver only unit certificates. An investor can request physical delivery of the certificate and can immediately request that the unit certificate be exchanged for stock and unit warrant certificates. If the investor does so before the stock and unit warrants trade separately, trades based on the stock and unit warrant certificates will not clear until trading in those securities commences.

Common Stock

The holders of outstanding shares of common stock are entitled to receive dividends out of legally available assets when and to the extent determined by our board of directors from time to time. Each stockholder is entitled to one vote for each share held by him on each matter submitted to a vote of stockholders. At election of directors, each director is elected by a majority vote of the holders of the shares of common stock voting. The shares of common stock are not entitled to preemptive rights and are not convertible or redeemable. In the case of a liquidation, dissolution or other termination or our business, the holders of common stock are entitled to share ratably in the distribution of all of our assets remaining available for distribution after all of our liabilities have been satisfied. Each outstanding share of common stock is, and all shares of common stock outstanding after this offering is completed will be, fully paid and nonassessable.

Unit Warrants

General. The unit warrants issued in this offering may be exercised at any time beginning 30 days after this offering and ending on _____________ ___, 2009. Each unit warrant entitles the holder to purchase one share of common stock at an exercise price of $_______ per share (75% of the unit offering price). This exercise price will be adjusted if specific events, summarized below, occur. A holder of unit warrants will not be deemed a holder of the underlying stock for any purpose until the unit warrant is exercised.

Redemption. Beginning six months after the effective date of this offering, we will have the right to redeem the unit warrants at a price of $0.25 per warrant, after providing 30 days’ prior written notice to the warrantholders, at any time after the closing price for our common stock, as reported on the principal exchange on which our stock trades, was at or above 100% of the unit offering price for any five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the unit warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication or otherwise will be required. If we call the unit warrants for redemption, the holders of the unit warrants will then have to decide whether to sell the unit warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the unit warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which you reside, you may not be able to exercise them.

Exercise. The holders of the unit warrants may exercise them only if an appropriate registration statement is then in effect and if the common stock issuable upon their exercise are qualified for sale under the securities laws of the state in which the holder resides. To exercise a unit warrant, the holder must deliver to our transfer agent the unit warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of unit warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the unit warrants.

In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are exercised and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to register the shares with the relevant authorities. However, we cannot provide absolute assurances that state exemptions will be available, the sate authorities will permit us to register the underlying shares, or that an effective registration statement will be in place at the relevant time(s). These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

Adjustment of exercise price. The exercise price of the unit warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with regard to our common stock. If we effect any stock split or stock combination with regard to our common stock, the exercise price in effect immediately before the stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a unit warrant or, if we elect, an adjustment of the number of unit warrants outstanding.

Options and Warrants

As of the date of this prospectus, we had outstanding options covering a total of 368,136 shares of common stock, of which employees hold options covering 253,881 shares of common stock; directors hold options covering 65,659 shares of common stock; and others hold options covering 48,596 shares of common stock. These options have exercise prices ranging from $2.15 to $32.13 per share and expire between 2004 and 2013. Of the options outstanding at March 31, 2004, 344,871 are exercisable. In addition, as of the date of this prospectus, we had outstanding warrants to purchase 10,084 shares of common stock at a price of $46.42 per share. These warrants expire in March 2005.

Authorized But Unissued Shares

The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our common stock and the warrant agent for the unit warrants is American Stock Transfer and Trust Company, located in New York, New York.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 900,000 units, each unit consisting of two shares of common stock and one warrant to purchase one share of common stock, from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

Number of
Underwriter	Units

Paulson Investment Company, Inc.

Total	900,000

Nature of Underwriting Commitment. The underwriting agreement provides that the underwriters are committed to purchase all the units offered by this prospectus if any units are purchased. This commitment does not apply to 135,000 units covered by the over-allotment option granted by us to Paulson Investment Company, Inc., the representative of the several underwriters, to purchase additional units in this offering.

Conduct of the Offering. We have been advised by the representative that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and to securities dealers at that price less a concession of not more than $0.__ per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $0.__ per unit to other dealers. After the units are released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Over-allotment Option. We have granted the representative an option, expiring 45 days after the date of this prospectus, to purchase up to 135,000 additional units from us on the same terms as set forth in this prospectus with respect to the 900,000 units. The representative may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.

Offering Discounts. We have agreed to sell the units, including the units covered by the over-allotment option, to the underwriters at a discount of nine (9%) percent from the unit public offering price set forth on the cover page of this prospectus.

Expense Allowance. We have agreed to pay the representative a non-accountable expense allowance equal to three (3%) percent of the aggregate public offering price of the firm commitment units (and not the over-allotment units) sold by us in this offering, or $_____.

The following table provides information regarding the amount of the discount and non-accountable expense allowance, as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., to be paid to the underwriters by us:

Total Discount and
Non-accountable
		Total	Expense Allowance	Total Discount
		Non-accountable	Paid by Us	Paid by Us on
	Total	Expense	on Firm	Over-Allotment
	Discount	Allowance	Commitment Units(1)	Units(1)

Per Unit
Total

__________________
(1)	Does not take into account the representative’s warrant described below.

Underwriters’ Warrants. On completion of this offering, we will issue to the representative a warrant to purchase from us up to 90,000 units, identical in all respects to the warrants included in the units being sold to the public, for a price of $_____ per unit (120%). This warrant is exercisable beginning 180 days from the date of this prospectus through ___ __, 2009. This warrant may not be sold, transferred, pledged, assigned or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrant or the underlying securities for a period of 180 days following the effective date of this offering except to an individual who is an officer or partner of the underwriters and the members of the selling group or by operation of law, but only if all securities so transferred remain subject to this lock-up restriction for the remainder of the 180-day period and are not redeemable. The holder of this warrant will have, in that capacity, no voting, dividend or other shareholder rights. This warrant and the securities underlying them are being registered pursuant to the registration statement of which this prospectus is a part. During the term of this warrant, the holder is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while this warrant is outstanding. At any time at which this warrant is likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Indemnification. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

Lock-up Agreements. Our officers, directors and stockholders holding 90% of the issued and outstanding shares of our common stock before this offering have agreed not to sell or transfer any shares of our common stock or equity securities for a period of one year after the date of this public offering, without first obtaining the written consent of the representative. Specifically, these officers and directors have agreed not to, directly or indirectly:

•	sell or offer to sell any shares of our common stock or equity securities;
•	grant any option to sell any shares of our common stock or equity securities;
•	engage in any short sale of our common stock or equity securities;
•	pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or
•	publicly announce an intention to do any of the foregoing.

These lock-up agreements apply to ________ shares of our common stock and ________ shares of our common stock underlying warrants and options granted before the date of this offering. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, the representative may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the ninety-day period. Currently, there are no agreements by the representative to release any of the securities from the lock-up agreements.

Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.

Expenses. The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, the NASD filing fee and American Stock Exchange listing fee, the amounts listed below are estimates:

Nature of Expense	Amount

SEC registration fee	$
Underwriters’ nonaccountable expense allowance
NASD filing fees
AMEX listing fee
Accounting fees and expenses
Legal fees and expenses
Printing and related expenses
Transfer agent fees and expenses
Miscellaneous expenses

Total

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Affiliates of Morse, Zelnick, including its partners, own an aggregate of 30,700 shares of our common stock and have options to purchase an additional 15,510 shares of common stock at a price of $5.32 per share, which expires in July 2011. In addition, upon the completion of this offering, we will issue approximately 25,000 units to Morse Zelnick affiliates in consideration for legal services rendered in connection with this offering. Holland & Knight LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

EXPERTS

McGladrey & Pullen LLP, independent auditors, have audited our financial statements as of and for the years ended December 31, 2002 and 2003 as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey & Pullen’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Securities and Exchange Commission’s public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Floor, New York, New York 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

We intend to furnish our shareholders with annual reports containing financial statements audited by our independent certified public accountants.

Independent Auditor’s Report

To the Board of Directors
SmartPros Ltd. and Subsidiary

We have audited the accompanying consolidated balance sheet of SmartPros Ltd. and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the two years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SmartPros Ltd. and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

New York, New York March 12, 2004

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

SmartPros Ltd. And Subsidiary

Consolidated Balance Sheet
December 31, 2003

		Pro forma
		(Note 1)
	Actual	(Unaudited)

ASSETS (Note 6)
Current assets:
Cash and cash equivalents	$ 546,993
Accounts receivable, net of allowance for doubtful accounts of $78,357	662,368
Prepaid expenses and other current assets	128,580

Total current assets	1,337,941

Property and equipment, net (Note 3)	753,435

Goodwill (Notes 2 and 4)	53,434
Intangible assets, net (Notes 2 and 4)	2,679,503
Other assets, including restricted cash of $150,000 (Note 11)	357,881

	3,090,818

	$ 5,182,194

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Note payable for treasury stock (Note 9)	$ 60,000
Current maturities of long-term debt (Note 6)	282,004
Current maturities of capital lease obligations (Note 5)	75,340
Accounts payable	581,950
Accrued expenses	500,988
Deferred revenue	3,415,224

Total current liabilities	4,915,506

Long-Term Liabilities:
Long-term debt, less current maturities (Note 6)	400,999
Obligations under capital leases, less current maturities (Note 5)	91,873
Other-long-term liabilities (Note 11)	146,349

Total long-term liabilities	639,221

Commitments and contingencies (Note 11)
Stockholders’ (deficit) (Notes 8 and 9):
Convertible preferred stock, $.001 par value, authorized 1,000,000 shares, 14,979 issued and outstanding actual; none pro forma	15	$ —
Common stock, $.0001 par value, authorized 20,000,000 shares, 5,103,525 issued and 4,991,325 outstanding actual; 3,258,007 shares issued and 3,200,000 shares outstanding pro forma	510	326
Common stock in treasury, at cost – 112,200 shares actual; 58,007 shares pro forma	(220,000)	(220,000)
Additional paid-in capital	10,213,213	10,213,412
Accumulated (deficit)	(10,166,271)	(10,166,271)

	(172,533)	(172,533)
Note receivable from stockholder	(200,000)	(200,000)

Total stockholders’ (deficit)	(372,533)	(372,533)

	$ 5,182,194

See Notes to Consolidated Financial Statements.

SmartPros Ltd. And Subsidiary

Consolidated Statements of Operations
Years Ended December 31, 2003 and 2002

	2003	2002

Net revenues	$8,579,989	$7,849,183
Cost of revenues	3,483,868	3,644,274

Gross profit	5,096,121	4,204,909

Operating expenses:
Selling, general and administrative	4,662,432	4,190,409
Depreciation and amortization	676,382	716,542

	5,338,814	4,906,951

Operating (loss)	(242,693)	(702,042)

Other income (expense):
Interest income	16,841	21,319
Interest expense	(88,890)	(116,269)

	(72,049)	(94,950)

Net (loss)	$ (314,742)	$ (796,992)

Basic and diluted (loss) per common share	$ (0.06)	$ (0.16)

Basic and diluted weighted average common shares outstanding	5,037,168	5,008,552

See Notes to Consolidated Financial Statements.

SmartPros Ltd. And Subsidiary

Consolidated Statements of Stockholders’ Deficit
Years Ended December 31, 2003 and 2002

	Common Stock		Preferred Stock		Additional		Receivable	Common
					Paid-in	Accumulated	from	Stock in
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stockholder	Treasury	Total

Balance, December 31, 2001	5,060,778	$506	8,863	$ 9	$ 9,548,189	$ (9,054,537)	$ —	$(148,000)	$ 346,167
Issuance of common stock	42,747	4	—	—	53,430	—	—	—	53,434
Issuance of preferred stock	—	—	6,116	6	611,594	—	—	—	611,600
Net loss	—	—	—	—	—	(796,992)	—	—	(796,992)
Note receivable from stockholder	—	—	—	—	—	—	(200,000)	—	(200,000)

Balance, December 31, 2002	5,103,525	510	14,979	15	10,213,213	(9,851,529)	(200,000)	(148,000)	14,209
Net loss	—	—	—	—	—	(314,742)	—	—	(314,742)
Purchase of 58,100 shares of treasury shares	—	—	—	—	—	—	—	(72,000)	(72,000)

Balance, December 31, 2003	5,103,525	$510	14,979	$15	$10,213,213	$(10,166,271)	$(200,000)	$(220,000)	$(372,533)

See Notes to Consolidated Financial Statements.

SmartPros Ltd. And Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002

Cash flows from operating activities:
Net (loss)	$(314,742)	$(796,992)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	676,382	716,542
(Increase) decrease in:
Accounts receivable	221,559	(94,474)
Prepaid expenses and other current assets	(73,094)	70,784
Increase (decrease) in:
Accounts payable and accrued expenses	18,272	(621,329)
Deferred revenue	480,938	553,267
Other long-term liabilities	(104,895)	(23,176)

Net cash provided by (used in) operating activities	904,420	(195,378)

Cash flows from investing activities:
Purchase of equipment	(186,931)	(40,469)
Capitalized course costs	(181,316)	—
Cash paid for business acquisition (Note 2)	(104,950)	—

Net cash (used in) investing activities	(473,197)	(40,469)

Cash flows from financing activities:
Payments of note payable – treasury stock	(12,000)	—
Proceeds from issuance of long-term debt	97,813	—
Proceeds from issuance of preferred stock, net of subscription receivable	—	411,600
Payments of long-term debt	(276,664)	(185,000)
Payments under capital lease obligations	(56,322)	(46,095)

Net cash (used in) provided by financing activities	(247,173)	180,505

Net increase (decrease) in cash	184,050	(55,342)
Cash and cash equivalents at beginning of year	362,943	418,285

Cash and cash equivalents at end of year	$ 546,993	$ 362,943

Supplemental disclosure:
Interest paid	$ 88,869	$ 116,269

Supplemental disclosure of noncash investing and financing activities:
Common stock repurchased in exchange for debt	$ 72,000	$ —

Preferred stock issued in exchange for note receivable	$—	$ 200,000

Equipment purchased under capital leases	$ 120,619	$ —

See Notes to Consolidated Financial Statements.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 1.      Description of Business and Summary of Significant Accounting Policies

SmartPros, Ltd. (“SmartPros” or the “Company”), a Delaware corporation, was organized in 1981 as Center for Video Education, Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros’ primary products today are periodic video and internet subscription services directed to corporate accountants and financial managers, accountants in public practice and CPA exam candidates. In addition, the Company also produces a series of continuing education courses directed to the engineering profession as well as a series of courses designed for candidates for the professional engineering exam. SmartPros also produces custom videos and rents out its studios. SmartPros is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, video production studios and tape duplication facilities. While the Company’s management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a company wide basis. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable segment.

Basis of Presentation

The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly-owned, newly formed, subsidiary Working Values Ltd. All significant intercompany balances and transactions have been eliminated.

Pro forma Presentation (Unaudited)

The unaudited pro forma stockholders’ deficit as of December 31, 2003 has been prepared assuming the conversion of the outstanding Convertible Preferred Stock into 1,198,320 pre-split shares of Common Stock and the Company’s intended reverse stock split of .5169925 new shares for 1 old share (Note 13). The Convertible Preferred Stock automatically converts into Common Stock immediately before the closing of an initial pubic offering if specified aggregate valuation and minimum proceeds are met.

The unaudited pro forma net income per common share is shown below, assuming the conversion of the Convertible Preferred Stock as well as the Company’s intended reverse stock split. The unaudited pro forma net income per common share is computed based upon the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are included in the calculations where the effect of their inclusion would be dilutive. The Convertible Preferred Stock to be converted into Common Stock immediately before the closing of the initial public offering is treated as having been converted into Common Stock at the dates of original issuance.

	2003	2002

Net (loss)	$ (314,742)	$ (796,992)
Pro forma basic and diluted (loss) per common share	$ (0.10)	$ (0.25)

Pro forma basic and diluted weighted average common shares outstanding	3,223,700	3,156,929

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Revenues from non-subscription services provided to customers, such as web site designs or video production, are generally recognized on a proportional performance basis for longer term projects where sufficient information relating to project status and other supporting documentation is available. Otherwise, such services are recognized as revenues after completion of services to the customers. Tape

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

duplication and related services are generally recognized upon shipment or, if later, when the Company’s obligations are complete and realization of receivable amounts are assured.

Cash and Cash Equivalents

The Company invests excess cash primarily in money market accounts which are stated at cost and approximate market value. All highly liquid instruments with an original maturity of three months or less are considered cash equivalents.

Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. No single customer represents a significant concentration of sales or receivables.

Accounts Receivable

Accounts receivable are recorded at original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to expense. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Inventories

Inventories are valued at the lower of cost or market on a first-in, first-out basis and consist primarily of videotape stock, unsold video courses and related materials.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used and for long-lived assets and certain intangibles to be disposed. SFAS No. 144 requires, among other things, that the Company review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the Company’s long-lived assets were impaired.

Goodwill

Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Upon adopting new account-

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

ing guidance in 2002, the Company ceased amortizing all of its goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Intangible Assets

Certain acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which vary between 5 and 19 years.

Capitalized Course Costs

Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences with the realization of course revenues. The amortization period is three years. Other course costs incurred in connection with any of its monthly subscription products or custom work are charged to expense as incurred. Other assets include capitalized course costs of $181,000.

Deferred Revenue

Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a monthly, straight-line basis, as earned. Deferred revenue related to website design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company’s revenue recognition policy.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

Earnings (Loss) Per Share

Basic earnings per common share is net loss divided by the weighted average number of common shares outstanding during the year. Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and convertible preferred stock. Diluted earnings per share is computed using the weighted average number of Common and Common Stock equivalent shares outstanding during the period. Common Stock equivalent shares of 1,948,297 for 2003 and 1,956,763 for 2002, including the Convertible Preferred Stock, stock options and warrants, are excluded from the computation because the effect of their inclusion would be anti-dilutive.

Deferred Stock Issuance Costs

Deferred stock issuance cost represent costs incurred in connection with the Company’s proposed initial public offering (Note 13). Proceeds from the offering will be reduced by these costs. In the event the offering is not consummated, these costs will be reflected as expenses. Included in other assets at December 31, 2003 are deferred stock issuance costs of $10,000.

Stock-Based Compensation

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

The following table illustrates the effect on net loss and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123 “Accounting for Stock-Based Compensation”:

	2003	2002

Net (loss) as reported	$ (314,742)	$ (796,992)
Deduct: Stock-based compensation expense determined under fair value-based method	(184,524)	(185,192)

Pro forma net (loss)	$ (499,266)	$ (982,184)

Basic and diluted earnings per share, as reported	$ (0.06)	$ (0.16)
Pro forma basic and diluted earnings per share	(0.10)	(0.20)

The fair value of options granted in 2003 and 2002 was estimated on the date of grant using the Black-Scholes Option Pricing model with an average assumed risk-free interest rate of 4.0% and 4.03%, respectively, an average expected life of 10 years, an expected volatility of close to zero and the assumption that no dividends will be paid. The weighted average fair value per option of options granted during 2003 and 2002 was $.90 and $.37, respectively.

Advertising

Advertising is expensed as incurred and was approximately $39,000 and $31,000 for the years ended December 31, 2003 and 2002, respectively.

Reclassifications

Certain items in the 2002 financial statements have been reclassified to conform with 2003 presentation.

New Accounting Standard

The FASB has issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the income statement. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The Company is currently evaluating the effect of SFAS No. 150; however, the Company has not assessed the impact, if any, this standard may have on its convertible preferred stock, its financial position and results of operations.

Note 2. Business Combinations

In April 2003, the Company acquired course content and intangible assets from The Working Values Group Ltd. (a Massachusetts corporation). These assets were merged into Working Values Ltd., a newly formed wholly owned subsidiary of the Company and its results of operations are included herein. The purchase price was $104,950. As part of the purchase price, the seller is entitled to receive up to $200,000 as additional consideration based on achieving certain net profits through April 2005. At December 31, 2003, no contingent consideration had been earned.

The Company’s business combinations have been accounted for under the purchase method of accounting. Therefore, the Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the Company acquired are recorded at fair value as of the date of acquisition. The excess of the acquired business’ purchase price over the fair value of its tangible and identifiable intangible assets is then included in goodwill in the accompanying balance sheet.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

The following table summarizes the fair values of the assets acquired from The Working Values Group at the date of acquisition:

Course content	$ 50,000
Trademarks	10,000
Client lists, domain names and other	44,950

$ 104,950

Unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002 as if Working Values had been acquired as of January 1, 2002 are as follows:

	2003	2002

Revenue	$ 8,579,989	$ 9,423,281
Net loss	(314,742)	(861,962)
Pro forma basic and diluted earnings per share	(0.06)	(0.17)

Note 3. Property and Equipment

The components of property and equipment are as follows:

Furniture, fixtures and equipment	$ 2,969,154
Leasehold improvements	177,419

3,146,573
Less: Accumulated depreciation	2,393,138

$ 753,435

Depreciation expense for the years ended December 31, 2003 and 2002 was approximately $361,000 and $372,000, respectively. At December 31, 2003, property and equipment includes assets that were acquired under capitalized leases of approximately $356,000 and accumulated depreciation of approximately $182,000.

Note 4. Goodwill and Acquired Intangible Assets

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but instead is subject to at least annual assessments for impairment by applying a fair-value based test. SFAS No. 142 also requires that an acquired intangible asset be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer’s intent to do so. The Company determined that no transitional impairment loss was required at January 1, 2002.

In November 2002, the Company issued 42,747 shares of common stock valued at $53,434 to two former owners of Deerfield Video Productions, Inc. as additional consideration pursuant to the merger agreement signed in 1999. The shares were valued based upon recent financings by the Company. This contingent consideration was charged to goodwill.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

The components of intangible assets are as follows:

		Accumulated	Carrying
	Cost	Amortization	Value

Wiley CPA exam review course	$ 102,516	$ 102,516	$ —

Engineering courses	2,766,837	1,750,278	1,016,559

Rights to CPA Report (“CPAR”)	1,700,000	765,010	934,990

P2N:
Trade names	200,000	—	200,000
Courses	200,000	50,000	150,000
Technology documentation	150,000	75,000	75,000
Customer database	100,000	25,000	75,000
Other	187,504	59,000	128,504

Total P2N	837,504	209,000	628,504

Working Values:
Course content	50,000	2,900	47,100
Trademarks	10,000	—	10,000
Client list, domain names and other	44,950	2,600	42,350

	104,950	5,500	99,450

	$ 5,511,807	$ 2,832,304	$ 2,679,503

Amortization expense for the years ended December 31, 2003 and 2002 was approximately $316,000 and $344,000, respectively.

Amortization expense (including capitalized course costs) is expected to be as follows for the next five years: 2004 - $381,000; 2005 - $381,000; 2006 - $381,000; 2007 - $304,000 and 2008 - $304,000.

The following table presents the changes in the carrying amount of goodwill and other intangibles during the year ended December 31, 2003:

	Goodwill	Intangibles

Balance at beginning of period	$ 53,434	$2,890,153
Amortization expense	—	(315,600)
Goodwill and intangibles acquired	—	104,950

Balance at end of period	$ 53,434	$2,679,503

Note 5. Obligations Under Capital Leases

The Company is obligated under capital leases for the acquisition of office and video production equipment. The interest rates on these leases vary between 6.8% and 16.3% per annum. The minimum annual payments and present values of these payments as of December 31, 2003 are as follows:

Due in:
2004	$ 85,900
2005	55,974
2006	32,836
2007	10,289

184,999
Less: Amount representing interest	17,786

167,213
Less: Current maturities	75,340

Noncurrent	$ 91,873

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 6. Long-term Debt

Long-term debt consist of the following:

Line of credit (a)	$ 260,000
Notes payable — Freshstart Venture Capital Corp. (b)	355,003
Notes payable (c)	68,000

683,003
Less: Current maturities	282,004

$ 400,999

(a)	In February 2003, the Company refinanced its $410,000 line of credit with JP Morgan Chase (Chase). The Company repaid $50,000 plus unpaid interest on the existing loan and renewed the remaining balance of $360,000, which matures in February 2006. Commencing on March 31, 2003, the note is payable in 36 monthly installments of $10,000 plus interest at 1.5% over the prime rate (5.5% as of December 31, 2003).
(b)	In August 2001, the Company issued a $500,000 five-year secured promissory note to Freshstart Venture Capital Corp. (Freshstart) payable in 60 monthly installments $8,333 with interest at 11.75%. In May 2003, the Company borrowed an additional $100,000 from Freshstart, secured by certain assets. The note is payable in sixty (60) equal monthly installments of $1,667 with interest at 9.25%. A portion of the payments to Freshstart are received by the Company’s Chief Executive Officer, formerly affiliated with Freshstart.
(c)	In connection with one of its acquisitions, the Company issued a note for a portion of the finder’s fee due. The note is payable in variable installments through November 30, 2005 with interest at 9% payable semi-annually.

The secured note to Freshstart is subject to an inter-creditor agreement. The notes to Chase and Freshstart are secured by substantially all the assets of the Company.

As of December 31, 2003, the future principal payments of long-term debt are as follows:

2004	$ 282,004
2005	266,004
2006	106,671
2007	20,004
2008	8,320

$ 683,003

Note 7. Income Taxes

At December 31, 2003, the Company has net deferred tax assets of approximately $4.1 million, primarily resulting from the future tax benefit of net operating loss carryforwards. Such net deferred tax assets are fully offset by valuation allowances because of the uncertainty as to their future realizability. The net valuation allowance increased by approximately $270,000 for the year ended December 31, 2003. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At December 31, 2003, the Company has net operating loss carryforwards available to offset future taxable income of approximately $9.7 million which expire as follows: $4,100,000 in 2020, $4,800,000 in 2021, $500,000 in 2022 and $300,000 in 2023.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

The components of income tax expense for the years ended December 31, 2003 and 2002 consist of the following:

	2003	2002

Current income tax expense:
Federal	$ —	$ —
State	—	—

Current tax expense	$ —	$ —

Deferred tax expense (benefit) arising from:
Excess of financial over tax accounting depreciation	$ (150,000)	$ (150,000)
Net operating loss carryforwards	(120,000)	(200,000)
Valuation allowance	270,000	350,000

Net deferred tax expense	$ —	$ —

Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company’s effective rate is as follows:

	2003	2002

Computed at the expected statutory rate	34.0%	34.0%
Valuation allowance	(34.0)	(34.0)

Income tax expense	—%	—%

The temporary differences, tax credits and carryforwards gave rise to the following deferred tax asset at December 31, 2003:

Depreciation and amortization	$ 240,000
NOL carryfoward	3,876,000
Valuation allowance	(4,116,000)

$ —

Note 8. Convertible Preferred Stock

At their option, the holders of the Convertible Preferred Stock may convert each share of Convertible Preferred Stock into 80 shares of Common Stock. The Convertible Preferred Stock does not have a dividend payment requirement. Upon liquidation of the Company, the holders of the Convertible Preferred Stock are entitled to receive $100 per share from the assets of the Company. The holders of the Convertible Preferred Stock are entitled to vote in proportion to their conversion number of shares. The Company does not have the ability to alter the rights of, make any other securities senior to or increase the authorized number of shares of Convertible Preferred Stock without the affirmative vote of 60% of the preferred stockholders. The Convertible Preferred Stock automatically converts into Common Stock immediately before the closing of an initial public offering if specified aggregate valuation and minimum proceeds are met.

Note 9. Stockholders’ Equity

In March 2002, the Company completed the second phase of its Convertible Preferred Stock offering whereby the Company received an additional $411,600 in cash and a secured promissory note for $200,000 in exchange for the issuance of 6,116 shares of Convertible Preferred Stock. As part of the above transaction, the Company received the promissory note from its president in exchange for the issuance of 2,000 shares of its Convertible Preferred Stock the note accrues interest at an annual rate of 5.5%. The entire principal amount of the note and all accrued interest is due and payable on February 14, 2007. The note is collateralized by those preferred shares and 80,000 shares of Common Stock owned by the stockholder.

In October 2003, the Company entered into an agreement to repurchase 58,100 shares of its Common Stock from a former employee for $72,000 to be paid in twelve (12) equal monthly installments of $6,000.

In 2001, the Company issued warrants to purchase up to 19,505 shares of Common Stock at $24.00 per share. The warrants may be exercised at any time through March 2005. The warrants’ fair value at the time of issuance was de minimus.

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

Note 10. Stock Option Plan

The 1999 Stock Option Plan (the “Plan”), as amended, provides for the grant of incentive or non-qualified stock options and restricted stock awards for the purchase of Common Stock for up to 1,000,000 shares to employees, directors and consultants. The Plan is administered by the Board at Directors or a committee established by the Board, which determines the terms of options including the exercise price, expiration date, number of shares and vesting provisions. In 2002, the Company granted 56,000 options at exercise prices ranging from $1.25 to $2.75 and in 2003 granted 60,000 options at an exercise price of $2.75. During 2003, 68,466 options were surrendered by former employees. At December 31, 2003, 269,928 shares remain available for future grants under the Plan.

A summary of all stock option activity for the years ended December 31, 2003 and 2002 is as follows:

			Weighted
	Number	Exercise	Average
	Of Options	Price	Exercise Price

Outstanding at December 31, 2001	809,630	$ 1.11 - 16.61	$ 2.58
Options granted	56,000	1.25 - 2.75	1.41
Options cancelled	(127,092)	1.11 - 11.07	2.90

Outstanding at December 31, 2002	738,538	$ 1.11 - 16.61	$ 2.46

Options granted	60,000	2.75	2.75
Options cancelled	(68,466)	1.11 - 2.75	2.65

Outstanding at December 31, 2003	730,072	$ 1.11 - 16.61	$ 2.46

Exercisable at December 31, 2003	526,029	1.11 - 16.61	$ 2.40

	Options Exercisable
Options Outstanding
		Weighted			Weighted
		Average	Weighted		Average
		Remaining	Average		Remaining
Exercise	Number	Contractual	Exercise	Number	Contractual
Price	Outstanding	Life (Years)	Price	Exercisable	Life (Years)

$ 1.11	105,022	5.7	$ 1.11	105,022	5.7
1.25	50,000	6.7	1.25	33,333	6.7
2.75	570,580	7.2	2.75	383,204	7.2
8.50	1,339	6.3	8.50	1,339	6.3
11.07	2,408	5.7	11.07	2,408	5.7
16.61	723	5.7	16.61	723	5.7

	730,072	6.9	$ 2.46	526,029	6.8

Note 11. Commitments and Contingencies

Operating Leases

The Company leases office space and production and warehouse facilities in Hawthorne, New York, Irvine, California and Sharon, Massachusetts. Future minimum lease payments are as follows:

		Sub-lease
	Gross	Income	Net

2004	$ 528,000	$(103,000)	$ 425,000
2005	540,000	—	540,000
2006	561,000	—	561,000
2007	558,000	—	558,000
2008	491,000	—	491,000
Thereafter	297,000	—	297,000

	$2,975,000	$(103,000)	$2,872,000

SmartPros Ltd. And Subsidiary

Notes to Consolidated Financial Statements

The Company entered into a sub-lease agreement for the Irvine, California space. The agreement calls for the sub-tenant to rent the space until July 2004 with an option to renew for the balance of the lease term. The Company intends to exercise its right to terminate the Irvine lease in 2004. The Company is obligated to pay the landlord $90,000 upon termination which is reflected in the payments above and which had been previously accrued in 2001 (Note 12).

Deferred rent credit of approximately $146,000 included in other long-tem liabilities in the accompanying balance sheet results from rent reductions provided for at the inception of the Hawthorne, New York lease. Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2003 and 2002 was approximately $331,000 and $345,000, respectively.

The Company arranged for a $150,000 letter of credit representing a security deposit for the Hawthorne, New York lease. The Company has pledged a $150,000 certificate of deposit to the bank issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment Agreements

In April 2003, the Company renewed its three-year employment agreements (extended to 2006) with three senior executives providing for specified annual base salaries, subject to increases at the discretion of the Company’s Board of Directors. Pursuant to the agreements, if the Company terminates any executive’s employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits. In April 2003, the Company also entered into a three-year employment agreement with the president of its Working Values subsidiary. The contract provides for a base salary, plus performance and other bonuses if the Company reaches certain income levels. At December 31, 2003, the aggregate annual commitment was approximately $810,000.

Litigation

The Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company’s financial condition, liquidity or results of operations.

Note 12. Restructuring Charge

The Company closed its California technology center in August 2001. At the time, the Company evaluated the costs to be incurred with respect to the closure of the facility to be $245,883. An analysis of the restructuring liability is as follows:

Balance, December 31, 2001	$ 135,728
Payments, net of sublease income	(29,231)

Balance, December 31, 2002	106,497
Payments, net of sublease Income	5,817

Balance, December 31, 2003	$ 112,314

The remaining balance will be paid in 2004.

Note 13. Subsequent Events

The Company has entered into a letter of intent with an underwriter for the initial public offering on a firm commitment basis. The letter of intent contemplates an offering by the Company for the sale of 900,000 units, each unit consisting of two shares of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of 75% of the unit-offering price. In addition, the underwriter has an option to purchase an additional 135,000 units to cover over-allotments. The letter of intent further provides that the underwriter will purchase the units at a 9% discount from the public offering price and receive a non-accountable expense allowance equal to 3% of the total offering. The underwriter will also be granted a warrant to purchase 90,000 units at a price equal to 120% of the unit public offering price.

The Company intends on consummating a reverse stock split immediately before the initial public offering in which each share of Common Stock would convert into .5169925 new shares. All Convertible Preferred Stock (Note 8) would automatically convert into Common Stock at that time. In addition, the Company’s authorization for Common Stock was increased to 30,000,000 shares and the number of shares reserved under the 1999 Stock Option Plan was increased to 1,706,637.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

___________________________

___________________________

Until _________, 2004 (the 25th day after the date of this prospectus) all dealers effecting transactions in our units, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

900,000 Units

____________

PROSPECTUS

____________

PAULSON INVESTMENT COMPANY, INC.

_________ ___, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law grants us the power to indemnify our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

Our Certificate of Incorporation also provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

•	for breach of his or her duty of loyalty to us or to our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or
•	for any improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

The Underwriting Agreement provides for reciprocal indemnification between us and our controlling persons, on the one hand, and the underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

Item 25. Other Expenses of Issuance and Distribution.

The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by the Company. Other than the SEC registration fee and the NASD filing fees all of such expenses are estimated.

Registration fee	$ 2,643
NASD fee	$ 2,586
American Stock Exchange listing fee	$ 55,000*
Printing expenses	$ 85,000*
Accounting fees and expenses	$ 85,000*
Legal fees and expenses	$255,000*
Blue sky filing fees and related attorney fees and expenses	$ 2,500*
Transfer agent and registrar fees and expenses	$ 2,500*
Miscellaneous	$ 29,771*

Total	$520,000*

_____________
*	Estimated.

Item 26. Recent Sales of Unregistered Securities.

In May 2001, we sold 487,572 shares of our common stock at a price of $5.32 per share, or an aggregate of approximately $2.6 million in cash. In addition, we issued 625,278 shares of common stock in satisfaction of approximately $3.4 million of outstanding indebtedness. Also in May 2001, in an unrelated transaction, we also issued 64,624 shares of our common stock, which we valued at $5.32 per share, or approximately $344,000 in the aggregate, in connection with our acquisition of the assets of Pro2Net Corporation. These assets included online content, trade names and a customer database.

From November 2001 through March 2002 we sold an aggregate of 14,979 shares of our Series A Convertible Preferred Stock (“Series A Preferred Stock”) a price of $100 per share raising approximately $1,497,900 in gross proceeds. All of these shares of the Series A Preferred Stock were subsequently converted into 619,522 shares of common stock immediately before this offering.

The foregoing securities were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 4(2) thereof, as a transaction by an issuer not involving a public offering. The registrant reasonably believed that each purchaser had such knowledge and experience in financial and business matters to be capable of valuating the merits and risks of the investment, each purchaser represented an intention to acquire the securities for investment only and not with a view to distribution thereof and appropriate legends were affixed to the stock certificates or warrants. No commissions were paid in connection with such issuances.

Exhibits

Exhibit
No.	Description

1	Form of Underwriting Agreement
3.1	Certificate of Incorporation, as amended
3.2	Amended and Restated Bylaws
4.1	Specimen stock certificate*
4.2	Form of warrant agreement, including form of warrant
4.3	Form of unit certificate*
4.4	Form of representative’s warrant
5.1	Form of Opinion of Morse, Zelnick, Rose & Lander, LLP
10.1	1999 Stock Option Plan, as amended
10.2	Third Amended Employment Agreement between SmartPros Ltd. and Allen S. Greene
10.3	Second Amended Employment Agreement between SmartPros Ltd. and Jack Fingerhut
10.4	Second Amended Employment Agreement between SmartPros Ltd. and William K. Grollman
10.5	Employment Agreement between SmartPros Ltd. and David M. Gebler
10.6.1	Lease for premises at 12 Skyline Drive, Hawthorne, New York*
10.6.2	Lease for premises at 28 South Main Street Rear, Sharon, Massachusetts*
10.7	$200,000 Secured Promissory Note and Stock Pledge Agreement
14.1	Code of Ethics
21	Subsidiary schedule
23.1	Consent of McGladrey & Pullen LLP
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)
24	Power of Attorney (included in signature page)

____________________________
*	To be filed by amendment.

Item 27. Undertakings

A.     The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                        (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                        (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                        (iii) include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Hawthorne, State of New York on May 13, 2004.

SMARTPROS LTD.

By:	/s/ Allen S. Greene

Allen S. Greene, Chief Executive Officer

ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allen S. Greene his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities indicated on the date set forth above.

Signature	Title
/s/ Allen S. Greene	Chief Executive Officer and Vice Chairman of the
Board of Directors
Allen S. Greene

/s/ Jack Fingerhut	Chief Financial and Accounting Officer and Director

Jack Fingerhut

/s/ John F. Gamba	Chairman of the Board of Directors

John F. Gamba

/s/William K. Grollman	Director

William K. Grollman

/s/ Bruce Judson	Director

Bruce Judson

/s/ Martin H. Lager	Director

Martin H. Lager

/s/ Joshua A. Weinreich	Director

Joshua A. Weinreich

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